Exhibit 15.3

S-K 1300 TECHNICAL REPORT SUMMARY ON THE ÉLÉONORE

SOUTH PROJECT

QUEBEC, CANADA

Prepared for Fury Gold Mines Ltd.

Qualified Persons:

Valérie Doyon, P. Geo.
Senior Project Geologist, Fury Gold Mines Limited

Information Current as of: December 20, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

Contents
1	Executive Summary			5
	1.1	Overview		5
	1.2	Conclusions		6
	1.3	Recommendations		6
2	Introduction and Terms of Reference			9
	2.1	Sources of Information		9
	2.2	Personal Inspection		9
3	Property Description			9
	3.1	Location		9
	3.2	Project Ownership		9
	3.3	Mineral Tenure		10
	3.4	Royalties and Encumbrances		10
	3.5	Permitting		10
	3.6	First Nations Rights		11
4	Accessibility, Climate, Local Resources, Infrastructure and Physiography			13
	4.1	Accessibility		13
	4.2	Climate		13
	4.3	Local resources & Infrastructure		13
	4.4	Physiography		13
	4.5	Conclusions		14
5	History			14
	5.1	Historical Drilling		21
	5.2	Past Production		21
6	Geological Setting and Mineralization			21
	6.1	Regional Geology		21
	6.2	Property Geology		25
	6.3	Mineralization		27
		6.3.1	Regional Mineralization	27
		6.3.2	Property Mineralization	28
	6.4	Deposit Types		28
		6.4.1	Reduced Intrusion-Related Gold Deposits	28
		6.4.2	Greenstone-hosted Quartz Carbonate Vein Deposits	30
7	Exploration			33
	7.1	Soil Sampling		33
		7.1.1	Soil Sampling Methodology	34
	7.2	Biogeochemical Sampling		35
		7.2.1	Biogeochemical Methodology	35
	7.3	Drilling		36
		7.3.1	2008 – 2010 Eastmain Resources Inc. Drilling	36
		7.3.2	2016 - 2018 Azimut Exploration Inc. Drilling	40
		7.3.3	2018 – 2019 Eastmain Resources Inc. Drilling	42
		7.3.4	2024 – Fury Gold Mines Drilling	44
		7.3.5	Discussion on Drilling Completed	46
		7.3.6	Methodology	46
8	Sample Preparation, Analyses, and Security			46

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

	8.1	2008 – 2010 Eastmain Resources Diamond Drilling		48
	8.2	2016 – 2018 Azimut Exploration Diamond Drilling		51
	8.3	2018 – 2019 Eastmain Resources Diamond Drilling		54
	8.4	2024 – Fury Gold Mines Diamond Drilling		55
	8.5	Summary		59
9	Data Verification			60
	9.1	Site Inspection		60
	9.2	Database Verification		60
	9.3	2020 through 2024 Quality Assurance and Quality Control		60
		9.3.1	Certified Reference Material	60
	9.4	Conclusions		61
10	Mineral Processing and Metallurgical Testing			61
11	Mineral Resource Estimate			61
12	Mineral Reserve Estimates			61
13	Mining Methods			61
14	Processing and Recovery Methods			61
15	Infrastructure			61
16	Market Studies			61
17	Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups			62
18	Capital and Operating Costs			62
19	Economic Analysis			62
20	Adjacent Properties			62
	20.1	Cheechoo Project – Sirios		62
	20.2	Éléonore Mine – Newmont		62
21	Other Relevant Data and Information			62
22	Interpretation and Conclusions			63
23	Recommendations			63
24	References			65
25	Reliance on Information Provided by the Registrant			69
26	DATE AND SIGNATURE PAGE			70

Tables
Table 1 -	Recommended Work Programs for 2025 and beyond	8
Table 2 -	Characteristics of Mineralization Identified at Éléonore South	28
Table 3 -	Summary of drilling on the Éléonore South Project	36
Table 4 -	2008-2010 Eastmain Resources Inc. Drilling - JT Gold Composite	38
Table 5 -	2008-2010 - Eastmain Resources Inc. Drilling -JT assays (5 g/t and more)	38
Table 6 -	2008-2010 – Eastmain Resources Inc. Drilling - Moni composite	38
Table 7 -	2016 - 2018 - Azimuth Exploration - Moni composite	40
Table 8 -	2016 – 2018 - Azimuth Exploration - Moni assays (5 g/t and more)	41
Table 9 -	2018 - 2019 Eastmain Resources - JT composite	42
Table 10 -	2018 - 2019 - Eastmain Resources - JT assays (5 g/t and more)	42
Table 11 -	2018 – 2019 – Eastmain Resources - Moni composite	43
Table 12 -	2018 - 2019 Eastmain Resources - Moni assays (5 g/t and more)	43
Table 13 -	2024 – Fury Gold Mines - Moni composite	44
Table 14 -	2024 - Fury Gold Mines - Moni assays (5 g/t and more)	44
Table 15 -	Method of analysis of the different drilling campaigns	47
Table 16 -	Conceptual pit-constrained Indicated and Inferred Resource Estimate for the Cheechoo Project	62
Table 17 -	Recommended Work Programs for 2025 and beyond	64

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

Figures
Figure 1:	Property Location and Claims	12
Figure 2:	Regional stratigraphic column after Ravenelle et al., 2010.	23
Figure 3:	Strategic location of several projects according to the proximity with the Opinaca boundary.	24
Figure 4:	Property Geology	26
Figure 5:	Geochemical Targets situated along deep-rooted structures.	34
Figure 6:	Biogeochemical Sampling Results	35
Figure 7:	Drilling Map Localization by Year and Operator.	39
Figure 8:	Fury 2024 Drilling Campaign Hole Location and Highlights	45
Figure 9 -	Fury Gold Mines - Sample preparation and analysis flow	57

Appendices
Appendix 1 – Éléonore South Claims List

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

1	Executive Summary

1.1	Overview

Fury is a Vancouver based Canadian public company involved in mineral exploration and development. Fury is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange.

This Technical Report Summary (TRS) conforms to United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary. The purpose of this TRS is to support the disclosure of the Éléonore South Project exploration stage with an effective date of December 31, 2024.

The Project, 100% held by Fury, comprises 282 claims, totaling 14,760 hectares (ha). Located in 1:50,000 scale NTS map sheets 33B12 and 33C09, approximately 200 km east of the Cree community of Wemindji, 330 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by either the James Bay Highway or Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week. The centre of the property is located at approximately 75.98 degrees longitude west and 52.58 degrees latitude north.

Of the 282 claims that make up the Project, 116 of the claims are subject to an escalating Net Smelter Royalty (NSR) held by Osisko Royalties (Osisko Royalty). The Osisko Royalty is tied to overall production from these claims as well as from the Éléonore Mine held by Dhilmar Corporation. The royalty amounts to 2% on the first 3M oz of gold production and tops out at 3.5% after 8M oz Au production. The royalty increases by 10% for gold prices above US $550/oz Au – again topping out at 3.5%. The claims are in good standing as of the date hereof.

Fury acquired 100% interest in the Project claims through purchasing Newmont Corporations 49.978% interest for $3.0M on March 1st, 2024. Prior to this the claims were held under a joint venture agreement with Fury acting as the operator.

The Project is north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Project falls within the Eeyou Istchee Territory straddling the border between the Wemindji Cree First Nation and Eastmain Cree First Nation, including trap lines VC29 held by Angus Mayappo and VC35 held by Roderick Mayappo as the Cree Tallymen, and on Category III lands, as established under the James Bay and Northern Quebec Agreement.

The Project is located on along the contact between the La Grande volcanic subprovince (2,800 to 2,738 Ma) and the Opinaca metasedimentary subprovince (2,703 to 2,674 Ma) and lies within the Eastmain Greenstone Belt (2,752 to 2,696 Ma). The area is characterized by a vast batholithic complex essentially composed of synvolcanic intrusions (2,747-2,710 Ma) of the trondhjemite-tonalite-granodiorite (TTG) suite and syntectonic intrusions (2,710-2,697 Ma) of the tonalite-granodiorite-granite-monzodiorite (TGGM) suite, indicative of a voluminous and long-lived magmatic activity covering a span of 50 Ma (Moukhsil et al., 2003).

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

Gold mineralization identified to date at Éléonore South occurs within the Cheechoo Tonalite on the western side of the property. The gold mineralization occurs as fine-grained disseminations within the Tonalite as well as within structurally controlled quartz vein stockworks. The remainder of the property is prospective for gold bearing quartz tourmaline veins hosted within folded sedimentary rocks.

Since October 2020, Fury has carried out limited exploration programs consisting of geological mapping, soil geochemical sampling, biogeochemical sampling, reinterpretation of historical geophysical data, and limited diamond drilling within the Cheechoo Tonalite. The soil geochemical sampling program successfully defined nine discrete targets within a broad 5.5 km long historical gold-in-soil anomaly. The biogeochemical sampling program was designed to test an interpreted folded sequence of sedimentary rocks in an area of the property dominated by swamp and bog where conventional soil sampling was not possible. The biogeochemical sampling identified a six robust gold anomalies associated with an interpreted fold nose within Low Formation sedimentary rocks similar in geological setting to the Roberto Deposit of Newmont’s Eleonore mine. The 2024 diamond drilling program, comprised approximately 2,300 m focussed on the Moni Prospect trend following up on previous drilling intercepts of 53.25 m of 4.22 g/t gold (Au); 6.0 m of 49.50 g/t Au including 1.0 m of 294 g/t Au and 23.8 m of 3.08 g/t Au including 1.5 m of 27.80 g/t Au. The 2024 drilling intercepted 137.5 m of 0.44 g/t Au and 18.7 m of 0.97 g/t Au from drillhole 24ES-161; 115.5 m of 0.50 g/t Au from drillhole 24ES-162; and 28.0 m of 0.47 g/t Au from drillhole 24ES-160.

The Author is of the view that there are no environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors applicable to the Project that could be seen as precluding mineral production once normal compliance with the many environmental and other governmental requirements are met.

1.2	Conclusions

The Éléonore South project is an early-stage exploration project with limited previous drilling and sampling completed. The drilling completed to date has confirmed the presence of a Reduced Intrusion Related Gold System (RIRGS) within the southern portion of the Cheechoo Tonalite. Additionally, surface work completed by Fury has identified several gold in soil anomalies and biogeochemical anomalies which require additional follow up work.

1.3	Recommendations

Future exploration efforts should focus on the high-grade gold potential of the Cheechoo tonalite while also continuing to advance the identified gold in soil and biogeochemical anomalies to the drill ready stage. The recommended Phase 1 work program consists of a 5,000 – 6,000 m drilling program targeting the robust Eleonore style gold targets identified through the biogeochemical sampling program. The Phase 1 program is estimated to cost approximately $3.1 million (Table 1).

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

The Phase 2 exploration program will be drill intensive. An additional 10,000 – 20,000 m of diamond and reverse circulation drilling should be completed to follow up on the results from the phase 1 program as well as within the Cheechoo Tonalite to determine if sufficient continuity of gold mineralization is present to prepare a maiden mineral resource estimate. The Phase 2 program is estimated to cost between $7.5 and $10 million (Table 1).

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

Table 1 - Recommended Work Programs for 2025 and beyond

Phase 1
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	500,000
Assaying	Sampling and Analytical	400,000
Drilling	Diamond Drilling (5,000m at $150/m)	750,000
Land Management	Consultants. Assessment Filing, Claim maintenance	5,000
Community Relations	Community Tours, Outreach	10,000
Information Technology	Remote site communications and IT	5,000
Safety	Equipment, Training and Supplies	5,000
Expediting	Expediting	7,500
Camp Costs	Equipment, Maintenance, Food, Supplies	200,000
Freight and Transportation	Freight, Travel, Helicopter	600,000
Fuel		250,000
General and Administration		100,000
Sub-total		2,873,500
Contingency (10%)		287,350
Total		3,121,250

Phase 2
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,250,000
Drilling	Diamond Drilling (10,000 - 20,000m)	2,000,000
Assaying	Sampling and Analytical	1,000,000
Community Relations	Community Tours, Outreach	25,000
Information Technology	Remote site communications and IT	10,000
Safety	Equipment, Training and Supplies	125,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	550,000
Freight and Transportation	Fright, Travel, Helicopter	1,500,000
Fuel		600,000
General and Administration		250,000
Sub-total		7,460,000
Contingency (10%)		746,500
Total		8,206,000

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

2	Introduction and Terms of Reference

This Technical Summary Report on the Éléonore South Project (the Project), located in the Eeyou Istchee James Bay Territory of Northern Quebec, Canada is authored by Valérie Doyon, Senior Project Geologist at Fury. The purpose of this report is to document the current exploration status of the Project and to outline the exploration work completed to date. Fury is a Toronto-based exploration company formed in June 2008 which is engaged in acquiring, exploring, and evaluating natural resource properties in Canada. It is a reporting issuer in British Columbia whose common shares trade on the Toronto Stock Exchange (TSX: FURY) and the NYSE-American (NYSE: FURY).

On October 9, 2020, the Company acquired all the issued and outstanding shares of Eastmain Resources Inc. (“Eastmain”) which formerly operated the Project.

The Project represents a strategic land position covering prospective lithologies and structures for gold deposits. The Éléonore South project is an early-stage exploration project with limited previous drilling and sampling completed. The drilling completed to date has confirmed the presence of a Reduced Intrusion Related Gold System (RIRGS) within the southern portion of the Cheechoo Tonalite. Additionally, surface work completed by Fury has identified several gold in soil anomalies and biogeochemical anomalies which all require additional follow up work.

2.1	Sources of Information

The documentation reviewed by the Author, and other sources of information, are listed in Section 24 of this report.

2.2	Personal Inspection

The Author prepared has been involved in all exploration programs on the Project since October 2020 and was last on site in August 2024.

3	Property Description

3.1	Location

The Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 200 km east of the Cree community of Wemindji, 330 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by either the James Bay Highway or Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights three times per week.

The approximate centre of the Project is located at Universal Transverse Mercator (UTM) co-ordinates 5,826,400m N and 430,700m E (NAD 83, Zone 18N). The Project is located within National Topographic System (NTS) 1:50,000 scale map-areas; 33B12 and 33C09.

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

3.2	Project Ownership

The Project consists of 282 map designated claims covering 14,760.46 ha in two non-contiguous blocks, (Figure 1, Appendix 1). Fury acquired 100% interest in the Project claims through purchasing Newmont Corporations 49.978% interest for $3.0M on March 1, 2024. Prior to this the claims were held under a joint venture agreement with Fury acting as the operator. The claims are registered 100% to Eastmain Resources Inc., a wholly owned subsidiary of Fury. Appendix 1 lists all the claims along with the relevant tenure information including their designation number, registration and expiry dates, area, assessment work credits and work requirements for renewal. The boundaries of the claims have not been legally surveyed. The mineral rights exclude surface rights, which belong to the Quebec government.

3.3	Mineral Tenure

Under the Quebec Mining Act, claims or cells are map staked. The map-designated coordinates of the cells are the legal limits of said claims, the physical limits can be verified by consulting the Government of Quebec’s Ministère de Ressources Naturelles et des Forêts (MRNF) GESTIM website.

In Quebec, available mining lands are defined as geo-referenced polygons which can be applied for by holders of Quebec prospecting licenses through an online portal. The person identifies the claim (‘clicking’) and pays the required fee online. In the case of mining claims that are expiring or to be cancelled, these lands are made available for acquisition at a designated future date and time, allowing for all interested parties to become aware when these lands are available. In the case of open lands or re-opened lands, the first person to complete the transaction receives the mineral tenure. Funds to for transactions with MRNF such as claim acquisition and renewal may be deposited in advance in a dedicated account with the Ministry.

Under the current Quebec Mining Act claims are required to be renewed every two years for a fee of $170. Work requirements are based on the number of hectares in each claim and increase each 2-year term to a maximum reached at the 7th term (14th year). Work requirements also vary on whether the claim is located north or south of the 52nd parallel. The Éléonore South Project claims require expenditures equivalent to $705,000.00 every two years to remain in good standing, currently there is over $15.5 million in excess expenditures registered on the Property (Appendix 1).

3.4	Royalties and Encumbrances

116 of the claims are subject to an escalating Net Smelter Royalty (NSR) held by Osisko Royalties (Osisko Royalty) (Figure 1). The Osisko Royalty is tied to overall production from these claims as well as from the Éléonore Mine property claims held by Newmont Corporation. The royalty amounts to 2% on the first 3 Moz of gold production and tops out at 3.5% after 8 Moz Au production. The royalty increases by 10% for gold prices above US$550/oz Au – again topping out at 3.5%. The remaining 166 claims are free of any royalty.

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

3.5	Permitting

A forest intervention permit is required for any logging activity, Including clearing for roads, camps, and drill pads. Documentation for such a permit must be submitted by a forest engineer to the Chibougamau or Amos forest management unit, part of the MRNF In accordance with the Paix des Braves protocols, a representative from the MRNF will contact the Cree Tallyman who owns the trap line where logging is needed; the Tallyman then has 45 days to provide his approval. A small logging royalty, stumpage fee, is deemed payable to the Ministry.

A “special intervention permit” is required to conduct drilling. This permit is very similar to and replaces the forest intervention permit. Road construction necessitating any earthmoving requires authorization from the MRNF. This request is made concomitantly with the forest intervention permit request and may take a few months to be approved.

Installation of a temporary or permanent camp requires a permit to be issued by the Municipalité de la Baie-James, from Matagami. Installation must comply with municipal regulations as well as the Ministry of the Environment and the Fight against Climate Change (Ministère de l'Environnement, de la Lutte contre les changements climatiques, de la Faune et des Parcs – MELCCFP), especially concerning wastewater management.

No specific permit is required to conduct geophysics, line cutting, or other activities not requiring significant logging.

Based on personal visits and given that the Project is exploration stage, The Author is of the view that other than camp site rehabilitation there are no material environmental liabilities associated with the Project.  Fury has all required permits to conduct the current and proposed work on the Project.  The Author is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the Project.

3.6	First Nations Rights

The Project is located north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Project falls within the Eeyou Istchee Territory and straddles the boundary between the Cree Nations of Wemindji and Eastmain, including trap lines held by Angus Mayappo and Roderick Mayappo (tallyman).

The Éléonore South project is located on Category III lands, as established under the James Bay and Northern Quebec Agreement. Category III lands are administered by the province of Quebec, and they do not have any substantial restrictions on mineral exploration. A notice of work must be forwarded to the Wemindji and Eastmain Communities and the tallyman prior to initiating exploration activities. The Project straddles the traditional territories of the Cree Nations of Wemindji and Eastmain (Figure 1) and lies on traplines VC-29, VC-35 and VC-36.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

Figure 1: Property Location and Claims

Legend
Royalty Free Eleonore South Claims
Royalty Bearing Eleonore South Claims
Access Road
Powerlines
Traplines
Eleonore Mine
Cheechoo Deposit
Cree Nation of Wemindji
Cree Nation of Eastmain
Eleonore South
Sources: Esri, HERE, Garmin, USGS, Intermap, INCREMENT P, NRCan, Esri Japan, METI, Esri China (Hong Kong), Esri Korea, Esri (Thailand), NGCC, (c) OpenStreetMap contributors, and the GIS User Community
FURY GOLD MINES LIMITED
Eleonore South Property
James Bay Region, Quebec
N
0 1 2 3 4 5
km
1:75,000
April 20, 2024
415000
420000
425000
430000
435000
440000
5835000
5830000
5825000
5820000

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

4	Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1	Accessibility

The Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 200 km east of the Cree community of Wemindji, 330 km northwest of the town of Chibougamau and 800 km north of Montreal (NTS Map sheet 33B12 and 33C09). The Project is 15 km southeast of Newmont Corporation’s Éléonore Mine (Figure 1). The property is accessible, year-round, by either the James Bay Highway or Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week.

The property is accessible, year-round through a combination of the Billy Diamond (James Bay) Highway, the Route du Nord and Hydro-Quebec’s Sarcelle road. Sirios Resources has constructed a resource access road which leads to the Cheechoo Deposit within the Cheechoo Tonalite along the central east portion of the Property. Éléonore South is located 100 km north of Nemaska, serviced by commercial flights twice per week.

4.2	Climate

The climate is typical of northern Quebec and is characterized by temperate to subarctic conditions. The average summer temperatures vary from 10 to 25 degrees Celsius during the day and 5 to 15 degrees Celsius at night (June to September). Winter temperatures range from -35 to -10 degrees Celsius. Winter season can start in late October and can continue until May. Precipitation varies during the year reaching an average of 2 m annually and is characterized by snow cover in the winter months and moderate rainfall in the summer months. Exploration activities can be carried out year-round.

4.3	Local resources & Infrastructure

Fury, through its Eastmain subsidiary, maintains a 20-person camp to support exploration activities at the Éléonore South project. The hydroelectric power line that feeds Newmont’s Éléonore Mine transects the Éléonore South property (Figure 1). Newmont’s Éléonore mine complex, including a private airport are located 15 km to the northwest. Necessities such as skilled labour and specialized equipment are sourced from Val-d’Or or Chibougamau. Many services are now available through numerous Cree owned businesses and partnerships in Wemindji, Eastmain and Nemaska.

4.4	Physiography

The property is located within the Canadian Shield and is characterized by many lakes, swamps, rivers, and low-lying terrain. The Property is bordered to the west by the Opinaca Reservoir. The Gipouloux River flows westward through the northern portion of the Property. The Éléonore South project is located in the boreal forest where forest fires are common. Vegetation is typical of taiga, including areas dominated by sparse black spruce, birch, and poplar forests, in addition to large areas of peat bog devoid of trees.

Overburden is typically 3 to 4 m thick, with the exception of isolated areas where overburden thickness can reach 20 m. Numerous glacial eskers often reaching tens of km in length can be seen of satellite images.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

Rock outcrops are sparse due to the abundance of quaternary deposits and swamps. The topography of the area is subdued and characterized dominantly by lowlands, with few hills that attain elevations up to 300 m above sea level.

4.5	Conclusions

The Éléonore South Project is a remote greenfields site with limited existing roads, no power or water. Development of the project will require:

●	Upgrading of the current road access to allow for drive in / drive out operations on a scale suitable to development.

●	Connecting to the nearby Hydro Quebec renewables grid.

●	Upgrading of the current camp

●	Development of local water resources for potable and non-potable water consumption.

In the opinion The Author, the Éléonore South Project site offers, subject to customary environmental and other regulatory compliance, adequate surface rights and land suitable for the construction of a processing plant, tailings facility, waste rock dumps, and mining camp.  The project site has several suitable sources of water pending the necessary approvals.

5	History

Regional exploration work was undertaken in the 1970s to evaluate the mineral economic potential of the area in anticipation of the flooding· resulting from the construction of the James Bay hydroelectric projects. Lake bottom sediment and geophysical surveys were conducted as well as regional geological mapping. Systematic and focused exploration work on the property started in 2005.

1970

In 1970’s, Société de Développement de la Baie James (SDBJ) did an evaluation of the mineral endowment of the area in anticipation of the flooding that was planned with the building of the James Bay hydroelectric projects (GM 34000, 34001, 34002 and 38167).

1976

In 1976 Quebec Government (MRNF) carried out a geological compilation of the James Bay area (DP 358 - Dube & al.,1976).

1977

In 1977 Quebec Government (MRNF) carried out a geological mapping covering the western part of the NTS 32/C09 (DPV 446 - Remick, 1976).

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

1999

In 1999 Quebec Government (MRNF) carried out a geological reconnaissance which covered the eastern part of the NTS 33/B12 (Simard & Gosselin, 1999).

2002

In 2002 Quebec Government (MRNF) worked on a geological synthesis report by Moukshil et al., 2002 - ET2002-06.

2003

In 2003, Azimut Exploration Inc. acquires by map designation the Opinaca C Property. The property counts 99 claims, (news release from 2003, November 24th).

2004

In 2004, Viriginia Gold mines discovered the Roberto gold deposit located 15 km north and adjacent to the Eastmain's Éléonore South Property (Robinson & Tolhurst, 2011).

Following the discovery of Roberto deposits, Azimut Exploration Inc. increases its holding near the area of Éléonore discovery and add 67 map designated claims to Opinaca C property. The property totalized at this time 166 conjugate claims owns at 100% by Azimut (news release from 2004 November 22nd).

2005

In March 2005, Azimut Exploration Inc. and Eastmain Resources Inc. signed an agreement for the Opinaca C property (news release from 2005, March 30th). Eastmain could acquire a 50% interest from Azimut Exploration during a 5-year period for certain payments of cash and shares.

In the summer of 2005, Eastmain Resources contracted Geotech Limited to carried out a helicopter-borne geophysical survey. It included a time domain electromagnetic and magnetic survey. A total of 1021-line km were flown on a 100 m spacing. Several EM anomaly groupings were identified (GM 62241).

Groundwork was conducted by Eastmain Resources for 2005 summer. A geochemical soil survey was completed over the entire property on a 100 m by 500 m grid alongside a prospecting and reconnaissance mapping survey. A total of 2118 soil samples (B-horizon) were collected and confirmed a large gold arsenic anomaly. A total of 202 rocks samples were collected and selected grab samples assayed up to 3390 ppb gold and 4170 ppm arsenic. The prospecting/mapping work confirmed underlying rock and alteration (aluminosilicate) are comparable to Roberto Gold Deposit (GM 62732).

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

2006

In March 2006, an interpretation of the airborne geophysical surveys flown by Geotech in 2005 was done by Eastmain. A total of 6 areas of interest were identified from the electromagnetic data (GM 62242).

In April 2006, Azimut, Goldcorp and Eastmain sign a Three-Way Joint Venture agreement to merge the 166 claims from Opinaca C block (azimuth and Eastmain) to 116 additional claims (Goldcorp) located north and west of the property. This new merged will become the Éléonore South property and count 282 claims in total split in two blocs (the main block with 248 claims and the west block with 34 claims). Eastmain was appointed the Project operator. Eastmain had the option to earn 33% of the property by funding certain exploration work.

In summer/fall 2006, Eastmain continue to work on the Éléonore South property, and 318.8-line km of grid was cut over 40% of the property. The grid line was completed with a north-south orientation at 200 m spacing and 50 m station. A regional geochemistry soil sampling (O, A and B-horizon) was executed and a total of 8639 samples were harvested and 688 samples from 2005 survey were re-assayed to obtain more precise multi-element values. Several km-size multi-element (Au-As-Sb) Roberto-type geochemical anomalies were detected. A geological mapping and prospecting survey were completed at 200 m line intervals. A total of 675 rock samples were collected from outcrops and boulders. From this number, 11 outcrops assayed between 100 to 1,915 ppb and 9 boulders assayed between 100 to 4,750 ppb. Details mapping and trenching were carried out to follow-up on 7 anomaly areas from 2005 campaign and geophysical survey. A total of 19 trenches were excavated totalizing 3,580 linear m and 380 rock samples were collected (331 grabs and 49 of 1 m intervals channel samples). Several trenches (9) assayed at least one value between 100 to 12,950 ppb. The best value was found in trench 1A (2,090 ppb gold with and > 10,000 ppm arsenic) and in trench 1E (one grab of 12,950 ppb gold and 527 ppm arsenic and a channel composite of 1.4 g/t Au across 16 m). Trench 1A is associated with the WB showing and trench 1E is associated with the JT Prospect (GM 63371).

Eastmain contracted Geotech Limited to carried out a helicopter-borne geophysical survey on the new claims added to the property. It included a time domain electromagnetic and magnetic survey. A total of 814.6-line km were flown on a 100 m spacing. Several EM anomaly groupings were identified (GM 63373).

2007

In 2007, Eastmain Resources contracted Abitibi Geophysics to complete a resistivity/induced polarization survey. A total of 267-line km was surveyed over the central area of the main grid and over JT Prospect. A gradient IP survey and a dipole-dipole configuration was carried out. The resistivity signature showed two distinctive resistivity unit split by a very conductive lineament interpreted as a major shear zone corridor (GM 64031).

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

A 9.2-line km grid was cut over JT to facilitate the IP survey. A mapping and prospecting survey was carried out on the property. The goal was to complete the regional mapping, to visit the previous gold and arsenic soil anomalies and the preliminary IP conductors. A total of 387 grabs were assayed and 10 samples return values between 30 and 1,130 ppb gold. Trenches was excavated to investigate firstly the JT Prospect and then to investigate geochemical, geophysical and geological target across the property. Several trenches were excavated for a total of 5,074-line-m split in 28 trenches and 3,391 channel samples. Visible gold was identified first the first time at JT (trench 1E) and some of the best channel composite graded 10.98 g/t over 3.0 m and 15.73 g/t over 2.0 m, 20.0 g/t over 2.0 m. Trench 1A (WB showing) return 7,950 ppb Au over 1.0 m (GM 64030).

Eastmain contracted L.E. Reed Geophysical Consultant Inc to interpret the VTEM and mag survey done on the property in the year 2005 and 2006. The interpretation confirms the existence of several conductor with some associated to mag anomalies (GM 64032).

Eastmain contracted Mehmet F. Taner to conduct a petrographic and mineralogical study. A total of 18 grab samples were analyzed under the microscope. The study confirmed the presence of alumino silicate as alteration in the metasediment. A brief look at the metamorphism mineralogy indicates an upper greenschist to amphibolite metamorphic grade on the property. No gold was found in the thin section and the assays return all below detection limit for those grab samples (GM 64033).

2008

In 2008, Eastmain began a drilling campaign on the Éléonore South property. A total of 3,129 m of drilling were done in 16 drill holes. From this number, 1,275 m were completed on the JT Prospect and 1,854 m were complete on other anomalies. A total of 2,750 core samples were collected and assayed for gold. Holes ES08-09 to ES08-13 drilled the JT Prospect and all intercepted gold value. Several assays return between 500 to 18,400 ppb gold. Holes ES08-15 and ES08-16 were drilled 4 km southeast of JT and tested anomalous rocks trenched and return few values between 550 to 4,980 pbb (GM 64367).

In 2008, Goldcorp mandated Inlandsis Consultant s.e.n.c. to carried a till survey to cover the whole Éléonore Property and part of the Éléonore South Property. Samples were collected at 100 m to 200 m spacing along lines distributed at every 1 km to 1.5 km. A total of 32 samples were collected on the north-west side of the property. Several anomalies of more than 0.1 ppm gold were identified (GM 65193).

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

2009

In 2009, Eastmain drilled a total of 3,697 m on the Éléonore South property split in 14 drill holes. Drilling was divided in 3 parts focusing on JT and WB showing and on regional geological, geophysical and geochemical anomalies. Multiple broad zones of anomalous gold and arsenic were intersected, and one composite calculated 0.54 g/t over 14 m gold. Total of 28 assayed intervals return more than 1 g/t gold with 2 samples over 9 g/t gold. Drilling on the WB showing confirm the continuation of the mineralization and one composite return 0.37 g/t over 24 m of gold. Two drill holes tested regional anomalies. One of the holes drilled at 2.5 km southeast of JT return a composite value of 0.93 g/t over 4 m with a peak value of 1.64 g/t over 1 m gold. During fall, Eastmain also completed a mapping and prospecting survey. A total of 64 grabs were collected and 2 samples return assays over 500 ppb (GM 65239).

2010

In 2010, Eastmain drilled a total of 3,622 m on the Éléonore South property split in 17 drill holes. Drilling was divided in 3 parts focusing on JT and WB showing and on regional geological, geophysical and geochemical anomalies. Drilling on JT intersected 15 intervals which contain greater than 1.0 g/t, with a maximum of 3.81 g/t gold. The JT Prospect remain open to the west, south and north. One hole was testing the south extension of the WB showing. Hole return one value of 0.79 g/t over 1.0 m. Three holes from the regional targeting located approximatively at 2.5 km and 4.5 km southeast of JT return value up to 2.41 g/t gold. A total of 90 grabs were collected during a mapping and prospecting campaign. Best value from the prospection survey returns 61 ppb gold (GM 65891).

2012

In the summer of 2012, Eastmain contracted Eagle Mapping from Coquitlam, British Columbia to conduct an aerial Light Detection and Ranging (LiDAR) survey over the Éléonore South property. The survey permits to delineate some structure to be tested in the future (GM 68093).

2016

In 2016, Azimut Exploration Inc. performed a prospection program to test several previously uncovered geochemical soil anomalies. Prospecting focused on the soil anomalies localized in the northern sector of the property and on the southeast side of JT just south of the Cheechoo discovery. A total of 448 samples were collected including 432 grabs samples from outcrops and boulders and 16 channel samples. Results return 48 samples with values over 1.0 g/t (grabs and channel). A total of 12 grab samples returned values between 11.65 to 247.0 g/t. The best channel composite return results of 19.22 g/t Au over 3.8 m, 7.85 g/t Au over 3.4 m, 49.18 g/t Au over 4.0 m and 50.37 g/t Au over 3.50m Gold is found in pegmatite and tonalite rocks and all the gold value but one were found east of the JT Prospect identified as the Moni Prospect (GM 71311).

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

In fall 2016, Azimut conducted a first phase drilling campaign and 2,509.6 m was drilled split in 12 holes. Drill holes were mostly targeting the Moni Prospect and the Cheechoo extension all return value values over 0.5 g/t with 10 assays over 2.5 g/t gold. Some of the calculated composites give value of 8.88 g/t gold over 2.5m, 0.83 g/t gold over 12.0 m, 5.0 g/t gold over 4.0 m and 0.76 g/t gold over 21.58 m. Two drill holes were targeting a linear high mag anomaly, and one assay return 0.1 g/t gold (GM 71346).

2017

In 2017, Azimut carried out a drilling program (second phase) contemporary to a prospecting and mapping survey. Phase 2 drilling program consists of 32 drill holes totalizing 7,176.2 m. Drill targets were selected from coincident geochemical and geophysical anomalies in the vicinity of the Cheechoo extension and Moni Prospect. All drill holes but 2 return gold values over 0.5 g/t and the best assay up to 68.8 g/t gold. Some of the best calculated composites give value of 4.74 g/t gold over 6.0 m and 3.75 g/t gold over 23.25 m (GM 71346).

In 2017, Azimut carried out a prospection survey and a total of 458 surface samples were collected and comprises 313 grabs samples, 82 channels on 17 trenches and 63 soil samples. The exploration program focused on the soil anomalies localized in the northern sector of the property and on the southeast side of JT just south of the Cheechoo discovery (on Moni Prospect and Cheechoo extension). The exploration program confirmed the presence of gold in many areas of the property. The best gold results returned 96.6 g/t Au over 1.0m from the Moni Prospect in a quartz-feldspar vein / Tonalite (channel R16) and 1,500 g/t Au from the Trench prospect from an angular boulder of quartz-feldspar±biotite and pegmatitic vein with native gold. The Trench prospect is situated just southwest of the Moni Prospect (GM 71972).

2018

In winter 2018, Azimut drilled 30 holes (28 new holes and 2 extension holes) for a total drilled of 5,448.6 m. Drill targets were collared on coincident geochemical and geophysical anomalies and based on the results from the 2017 prospection campaign. A total of 3,940 core samples were assayed for gold. Drilling campaign focused on the southwestern extension of the Cheechoo discovery, the Moni Prospect discovered in the Summer 2016 campaign, the Trench Prospect Iocated southwest of the Moni Prospect and an elongated E-W trending magnetic high to the south. Drilling from the southwestern Cheechoo extension return 32 values over 1.0 g/t. The best calculated composite in the tonalite assayed value of 2.02 g/t over 4.4 m, 2.50 g/t over 3.05 m and 2.44 g/t over 7.10 m. Drilling on the Moni Prospect return 100 values over 1.0 g/t. Some of the best intersect were obtained in the tonalite with calculated composite of 13.58 g/t over 2.5 m, 8.46 g/t over 8.4 m and 2.58 g/t over 7.8 m (GM 71647).

In the summer of 2018, Eastmain Resources Inc. carried out a stripping program to extend the exposure of the Moni Prospect and to expose the under explored west-south-west extension of Moni. A total of 9 trenches were dug and 2,352 m2 of rock were exposed and 225 samples were collected. Only 5 trenches on 9 were sampled due to lack of pegmatite dykes in some trenches. A total of 23 samples graded over 0.1 g/t gold and 2 graded over 1.0 g/t gold. Those 2 samples are found in trench TRES18-01 at the Moni Extension and return value of 2.18 g/t gold over 0.9 m and 2.5 g/t gold over 1.0 m (GM 73120).

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

In fall 2018, Eastmain conducted a first phase of drilling. A total of 7,216.4 m was drilled split in 27 holes. All drill holes return values over 0.1 g/t gold and 26 of them return value over 0.5 g/t gold. The campaign tested the JT Prospect with 4 holes and the others tested the Cheechoo southeast extension. In JT, the hole ES18-140 return one value of 28.3 g/t gold over 0.5 m in wacke and the hole ES18-141 return the best composite calculated of 0.64 g/t over 6.9 m. The Cheechoo Southeast Extension return value up to 84.0 g/t gold over 1.0 m and some of the best calculated composite return 3.8 g/t gold over 3.9 m, 3.5 g/t gold over 3.5 m and 22.4 g/t gold over 4.0 m (GM 73121).

In 2018, Les Mines Opinacas mandated Ios Services Géoscientifiques to carried a till survey to cover between the 2008 lines to evaluate the mineral potential in the Roberto deposit neighbourhood. Samples were collected at 200 m to 250 m spacing along lines distributed at every 1 km to 1.5 km. A total of 27 samples were collected on the north-west side of the property and 6 in the north-north-west side of the property. Gold grains count varied from 4 to 16 in the north-north-west side of the property and varied from 17 to 66 in the north-west side of the property both on normalized on 10 kg samples (GM 71452).

2019

In winter 2019, Eastmain conducted a second phase of drilling. A total of 4,708.5 m was drilled split in 14 holes and hole extension. The drilling campaign was achieved on the Cheechoo southeastern extension. All drill hole return value over 0.1 g/t gold and best assay graded 63.2 g/t gold on 1.0 m. Some of the best calculated composite return 8.7 g/t gold over 8.2 m and 12.7 g/t gold over 3.5 m (GM 73121).

In summer 2019, Eastmain carried out a field work survey with mapping, rock sampling, soil sampling and channel sampling. No excavator was available on-site in 2019. Chennel sampling was executed on 2018 trenches and on outcrops. The objective of the campaign was to identify new prospective areas for further work. In total, 1,299 rock samples, 130 channel samples and 1,744 A-B-C-horizon soil samples were collected. The soil samples were collected every 50 m with an interline spacing of 400 m and were then analyzed by XRF at the Eastmain Éléonore South coreshack. The XRF study permit to identified 5 geochemical signature and a new geological map was interpreted. A total of 9 rocks sample return values between 0.114 and 0.828 ppm gold. Sample are found in the extreme north, West, and south-west of the property and south of the Cheechoo tonalite. Mapping on the property permit to recognize several geological units as felsic intrusion, sediments and mafic volcanic. The channel sampling was done in the Moni trend to follow-up on 2018 anomalies. In total 57 samples return values over 0.1 g/t and 6 return value over a 1 g/t. The best values are associated with the Bill zone and the 101 zone and vary between 1.285 and 5.426 g/t (GM 73381).

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

5.1	Historical Drilling

All drilling on the Project to date has been completed to an acceptable standard following CIM guidelines and industry best practices including the use of a robust QA/QC program. Thus, the drilling is discussed in detail in Section 7 of this report.

5.2	Past Production

There has been no previous production from the Project.

6	Geological Setting and Mineralization

6.1	Regional Geology

The Éléonore South property is in the northeastern part of the Archean Superior Province (4.3-2.6 Ga; Percival et al., 2012), in a region comprising both the La Grande and Opinaca Subprovinces. Both subprovinces were largely constructed and metamorphosed during a series of micro-continent collisions formerly known as the “Kenoran Orogeny” (ca. 2,720-2,660 Ma; Card, 1990; Percival et al., 2012). The property is entirely enclosed in the southwestern part of the La Grande Subprovince known as the Eastmain River domain at proximity of the boundary with the Opinaca Subprovince. This proximity with the Opinaca boundary is considered highly prospective for various types of gold mineralization along both north and south portions of the contact exemplified by the Éléonore and Eastmain mines, and several exploration projects such as Corvet Est, Poste Lemoyne and La Grande Sud (Figure 3).

The La Grande Subprovince (LGSP) is a volcano-plutonic ensemble consisting of an ancient gneissic tonalite-trondhjemite-granodiorite basement (3.45-2.75 Ga), upon which developed supracrustal sequences (2.88-2.69 Ga) and important felsic to intermediate plutonism, generally late to post-volcanism (ca. 2.72-2.67 Ga; Parent, 2011). Volcano-sedimentary sequences are intercalated and crosscut by syn- to post-volcanic ultramafic to felsic dykes and sills. The subprovince is characterized by E-W trending planar fabrics and dome and basin structures locally controlled by large competent felsic intrusions. South-verging east-plunging folds affect structures. Metamorphic conditions in the LGSP locally vary from the green schist facies in the west to the granulite facies in its eastern end, bordering the Ashuanipi Subprovince. Regionally, lower to middle amphibolite conditions are most prominent (e.g. Gauthier et al., 2007; Percival et al., 2012). The LGSP is further subdivided in a northern La Grande River Domain and southern Eastmain River Domain, which comprises the Éléonore South project. The Eastmain River Domain supracrustal rocks consist of four distinct volcanic cycles of tholeiitic to locally calc-alkaline affinity (2,752-2,703 Ma; Moukhsil et al., 2003; Bandyayera et al., 2010) overlain by wacke, conglomerate and iron-rich bands. Late-tectonic pegmatites and small felsic plutons are ubiquitous in low volumes throughout the subprovince (ca. 2,620-2,600 Ma) (Figure 2).

The Opinaca Subprovince (OPSP) is a meta-sedimentary and plutonic ensemble that originated as a large Neoarchean clastic basin deposited shortly after 2.70 Ga (e.g. Davis et al., 1990; Percival et al., 1992; Morfin et al., 2013, 2014) at the margins of the LGSP, and rapidly buried. It is dominated by high metamorphic grade meta-wacke with minor meta-pelite bands having undergone various degrees of partial melting, while simultaneously being injected by syn- to late-tectonic granitic (to tonalitic and monzonitic) intrusions. It also contains rare mafic meta-volcanites and tonalitic basement in its core and intermediate volcanites, conglomerates and iron formations at its margins. The OPSP is in general distinctly younger, but some of its deposition is coeval to late volcano-sedimentary activity in the LGSP. It is a structural ensemble of ovoid domes and basins (Bandyayera et al., 2010) and east-plunging south-verging open folds (Goutier et al., 2002). High metamorphic conditions (upper amphibolites to granulites) have prevailed and anatexis is widespread. The prevalence of partial melting has largely obliterated primary structures, polarity and early to syn-anatexis deformation structures. Neoarchean and Paleoproterozoic mafic dyke swarms (< 2,515 Ma; Hamilton, 2009) cut both LGSP and OPSP lithologies in a N-S to NW-SE fashion (Figure 2).

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

The nature of the boundary between the LGSP and OPSP varies according to location from sheared and thrusted to discordant, or heavily intruded. It is defined by a variably steep increase in metamorphic grade which is reflected by high aeromagnetic anomalies and the onset/spread of migmatization. It is not clear whether this transition corresponds to a gap in metamorphic grade along the boundary, to a gradual steep variation, to a change to more fertile protolith composition, or a combination thereof. In the close vicinity of the property, the contact is heavily intruded by the late granite-granodiorite-pegmatite of the Janin Suite (Bandyayera & Fliszár, 2007).

Present day structures and mineral assemblages are the result of polyphase metamorphism and tectonism in the region. Pre-volcanism amphibolite-grade metamorphism has affected the TTG-suite gneisses of the LGSP. However, a later regional amphibolite-grade metamorphism responsible for the main fabrics must postdate volcano-sedimentary belts (2,880-2,690 Ma), while predating cross-cutting intrusions (among which the Duncan Suite, 2,716-2,709 Ma; Goutier et al., 2002). All evidence points towards this main episode being a continuous process ranging at least ca. 2.72-2.69 Ga, and possibly before. Metamorphism in the OPSP corresponds to a long-lived anatexis event (ca. 2,670-2,640 Ma), interpreted as bipulsive, and coeval with heavy leuco-granite intrusion (Wodicka et al., 2009; Morfin et al., 2013, 2014). The main source of granite is likely partial melting from other sediments. High-temperature, low-pressure metamorphic assemblages are consistent with underplated thinned lower-crust conditions. Syn-metamorphic felsic intrusions have commonly mingled with in situ leucosomes, making the subprovince a melt-enriched granulite terrane, i.e. an injection complex (Simard & Gosselin, 1999; Morfin et al., 2013). There is evidence for subsequent late lower-grade metamorphism in the LGSP (ca. 2,620 – 2,600 Ma), coeval with late plutonism. Final cooling is estimated around 2,600 Ma (Goutier et al., 2002), synchronous to the last generation of pegmatite dykes. “Successive” phases in volcanism, sedimentation and tectono-metamorphism are commonly shown to overlap and to be long-lasting, implying a complex protracted history. Gold mineralizing events seem widespread throughout this history.

These main events and the processes that lead to the current juxtaposition of the LGSP and OPSP have been linked to different tectonic models by various authors: (i) collisions between early continents through north-dipping subduction zones separated by accretion prisms (Card, 1990; Percival et al., 2012), (ii) thrusting over the OPSP sediments of its depositional basement (Gauthier et al., 1996, Gauthier & Larocque, 1998), (iii) an extensive basin affected by metamorphism via heat from underplating and final thrusting of the OPSP over the LGSP (Cadéron et al, 2003) and (iv) large scale exhumation of a metamorphic core complex (Sawyer & Barnes, 1994; Bandyayera et al., 2010).

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

Figure 2: Regional stratigraphic column after Ravenelle et al., 2010.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

Figure 3: Strategic location of several projects according to the proximity with the Opinaca boundary.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

6.2	Property Geology

The Éléonore South property is characterized by the widespread presence of metasedimentary rocks and felsic intrusions. (Figure 3) The northern part of the main block consists almost exclusively of the LGSP Low Formation (which has in the past been attributed to the OPSP). The Low Formation comprises essentially variably recrystallized tubiditic biotite meta-wacke along with minor aluminous porphyroblasts bearing meta-pelite bands, conglomerates and iron formations. Its deposition is poorly constrained due to a complex history resulting in apparently conflicting dates. The Ell Lake diorite (2,706±2 Ma, Fontaine et al., 2017) intrudes the sediments, setting a local minimum age for consolidation, while sedimentation is locally thought to have kept going well after 2,700 Ma (Bandyayera et al., 2010; Ravenelle, 2013). However, some parts were deposited as early as shortly after 2,714 Ma. (Bandyayera et al., 2010) The sediments were therefore likely deposited in a tectonically active basin with magma intruding barely consolidated sedimentary rocks, while some parts were still sedimenting. Proximity and similarity in composition and chronology suggest that the Low Formation could represent a more proximal lower grade extension of the Laguiche basin (OPSP).

The Low Formation in the northern part of the property hosts various late felsic intrusions, most notoriously the Au-mineralized Cheechoo tonalite (2,612±1 Ma; Fontaine et al., 2015), which covers approximately 4 km2. Many pegmatitic dykes and plutons also intrude the property, such as the Asimwakw pegmatite (2,616±6 Ma; Ravenelle et al., 2010). Many smaller scale dykes may intrude any lithology. Similar pegmatite dykes to those observed throughout the property have been dated 15 km north at Éléonore Mine over a timespan covering 2,620-2,603 Ma (Dubé et al., 2011). A portion of the pegmatites are syn- to post-mineralization as many dykes intrude the Cheechoo tonalite. The southern part of the main block consists mainly of felsic intrusions representing the different facies of the tonalitic to granodioritic Uskawasis Pluton (Moukhsil et al., 2003; Bandyayera et al., 2010). The smaller western block is characterized by mafic volcanic rocks of the Kasak Formation (2,704±1 Ma; David et al., 2010) wrapping around the eastern end of the coeval Opinaca Pluton (2,703-2,708 Ma; Bandyayera et al, 2010).

The metamorphic grade on the property increases towards the contact with the Opinaca Subprovince to the east. The greywackes are observed evolving to paragneiss then to migmatites with increasing metamorphic grade. On the property the general metamorphic grade is attributed to the Iower amphibolite facies.

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

Figure 4: Property Geology

415000
420000
425000
430000
435000
440000
5835000
5830000
5825000
5820000
JT
Moni
Cheechoo
Eleonore South Known Gold Occurrences
Structure
Major fault
N-S structure
Minor fault
Interpreted Property Geology
GeoCode, Lithology, Geophysical Description
BIF, Iron Formtion, Strongly magnetic
cgl, Conglomerate, Strongly magnetic
cgl-w, Conglomerate, Weakly magnetic
dio, Diorite, quartz diorite and monzodiorite, Weakly magnetic dio?, Diorite, quartz diorite and monzodiorite, Weakly magnetic dy, Dyke, Moderately magnetic
grd, Granodiorite, Slightly magnetic
grdt, Granodiorite and tonalite, Slightly magnetic
qtz, Quartzite, Non magnetic
gw, Greywacke, Non magnetic
gw/int?, Greywacke overlaying an intrusion, Non magnetic
gw/pg, Interbedded graywacke and paragneiss, Weakly magnetic gw/pg-m, Meta-sediments overlaying an intrusion , Increased magnetic response from an intrusion at depth int, Pegmatite, Slightly magnetic
maf, Mafic volcanics and amphibolite, Moderately magnetic, defining the unit og, Orthogneiss, Slightly magnetic
peg, Pegmatite, Strongly magnetic
peg?, Pegmatite, Strongly magnetic
pg, Paragneiss, Moderately magnetic, defining the unit
to, Porphyritic tonalite and pegmatite, Moderate to strongly magnetic to-w, Porphyritic tonalite and pegmatite, Decreased magnetic response within an otherwise magnetic rock vsl?, Volcaniclastic?, Weakly magnetic
Eleonore South Property
FURY GOLD MINES LIMITED
Eleonore South Property
James Bay Region, Quebec
N
0 1 2 3 4 5
km
1:75,000
April 24, 2024

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

6.3	Mineralization

6.3.1	Regional Mineralization

Fontaine et al. (2017) indicate that: "The Eeyou Istchee James Bay municipality was always considered less prolific for major gold discoveries than the Abitibi region mainly because of the scarcity of greenstone belts and presence of high-grade metamorphism. Conceptual models, including potentiel for porphyry systems, and influence of metamorphic gradients on hydrothermal fluid circulation were tested by Virginia Gold Mines near a Cu-Ag-Au-Mo showing hosted by the Ell Lake diorite and discovered by Noranda in 1964. A trail of mineralized boulders, including one that provided a grab sample at 22.9 g/t Au, was identified in 2002, and followed up-ice to the source area, leading to the discovery of the Roberto deposit (Éléonore Mine) in 2004 (Figure 2).

The Roberto gold deposit is hosted in overturned turbidic sedimentary rocks of the Low Formation that are intruded by a series of syn- to post-tectonic intrusions, including pegmatites. The sedimentary rocks and most probably the ore, are metamorphosed to amphibolite facies. Some horizons in the sequence are interpreted as metasomatic replacement; diopside, tourmaline, microcline and alumino-silicates are typical proximal alteration minerals.

Gold mineralization is mainly hosted by thin-bedded greywacke at the stratigraphic top of the Low Formation and is characterized by potassium and magnesium-bearing metasomatic alteration halo and an outer calcium-bearing halo. The main ore zones are deformed, and the bulk of the mineralization occurred before the emplacement of the pegmatite. The main style of mineralization (up to 25.0 g/t Au over 20.0m) consists of a stockwork of quartz-sulphide veinlets and reddish-brown replacement zones, other styles of mineralization and alteration also occur. Gold has been intersected in pegmatite at depth.

Since the discovery of the Roberto deposit in 2004, the turbidite succession of the Low Formation and the La Grande — Opinaca Subprovinces litho-tectonic contact have become prime exploration targets in the James Bay region.

The structural, magmatic and metamorphic history interpreted at the deposit support a long-lived hydrothermal and mineralizing event occurred. The Éléonore South property is located in a similar geological setting.

The Cheechoo gold discovery of Sirios Resources is located approximately 200 m from the Éléonore South's northeastern property boundary. The tonalite which hosts the gold mineralization at Cheechoo is silicified and albite rich, with moderate to strong parallel quartz veining (cm-sized veins or veinlets), and very low sulphide content (< 1%, pyrrhotite-arsenopyrite-pyrite). It shows variable amounts of amphibole, biotite, chlorite, diopside, and tourmaline. Scheelite also occurs along fractures in the tonalite. Free gold occurs in both silicified tonalite and in the metasedimentary host rocks. This tonalite body and its contact with the encasing metasedimentary rocks extends onto the Éléonore South property.

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

The Cheechoo Deposit is host to an Indicated resource of 1.4Moz Au at a grade of 0.94 g/t Au as well as an inferred resource of 0.49Moz Au at a grade of 0.73 g/t Au (Richard et. Al., 2022) resulting in an average grade of 0.87 g/t Au.

6.3.2	Property Mineralization

Two distinct styles of mineralization have been identified to date; structurally controlled quartz veins hosted within sedimentary rocks similar to the high-grade mineralization observed at the Éléonore Mine; and intrusion-related disseminated gold mineralization similar to that seen at the low-grade bulk tonnage Cheechoo deposit with higher grade potential as seen at the JT and Moni Prospects on the project (Table 3).

Table 2 - Characteristics of Mineralization Identified at Éléonore South

Category	Éléonore Style	Cheechoo Style
Mineralization	Quartz-diopside-tourmaline-sx veins and stockwork. Silica-carbonate-diopside-actinolite-phlogopite alteration.	Quartz-feldspar-amphibole-sx veins and stockworks. Strong strain zones. Feldspar-sericite-carbonate alteration.
Geometry	5-6m, up to 20m wide	40-50m wide vein networks
Geology	Massive to thinly bedded wacke, pelite, conglomerate. Pegmatites.	Contacts of tonalite intrusions into sediments, pegmatites
Structure	Folded stratigraphy, strong strain zones	Strong strain zones, rigid intrusive contacts
Geochem	Au-As	Au-As-W-Bi
Geophysics	Chargeability highs associated with mineralization	Magnetic lows/highs associated with intrusion margins
Analogues	**Éléonore** (32.6Mt @ 7.8g/t Au)	**Cheechoo** (67.0Mt @ 0.87g/t Au)

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

6.4	Deposit Types

6.4.1	Reduced Intrusion-Related Gold Deposits

Hart, 2007, described Reduced Intrusion Related Gold Systems (RIRGS) as:

RIRGS are distinct from intrusion-related Au deposits as defined by Sillitoe (1991,1995). The RIRGS are a distinct class that lacks anomalous Cu, have associated W, low sulphide volumes, and a reduced sulphide mineral assemblage, and that are associated with felsic, moderately reduced (ilmenite-series) plutons; whereas oxidized intrusion-related Au deposits are mostly Au-rich (or relatively Cu-poor) variants of the porphyry Cu deposit model associated with mafic, oxidized, magnetite-series plutons. Therefore, within the intrusion-related clan, two different types of Au mineralizing systems can be identified using the prefixes “reduced” and “oxidized”.

The magmas have a reduced primary oxidation state that forms ilmenite-series plutons. This reduced state causes associated sulphide assemblages to be characterized by pyrrhotite, and quartz veins that host methane-rich inclusions. RIRGS mostly form at a depth of 5 km to 7 km and generate mineralizing fluids that are low salinity, aqueous carbonic in composition and are, therefore, unlike typical porphyry Cu deposits.

The grades of individual veins are 5 g/t Au to 50 g/t Au within otherwise barren host rocks, thus yielding ~1 g/t. Gold grade is, therefore, mainly controlled by vein density. Whereas Fort Knox and Dublin Gulch have similar overall grades, The low-grade mineralization at Fort Knox is enriched by higher-grade and overprinting, late-stage quartz shear veins. Sheeted vein arrays also occur at deposits such as Brewery Creek (Classic Zone), Dolphin, Shotgun, and Gil, but are not the main mineralization hosts because each deposit has other features that control grade distribution.

The RIRGS are best developed in and surrounding the apices of small, cylindrical-shaped plutons that intruded sedimentary or metasedimentary country rocks. Intrusion-hosted mineralization is preferentially sited in tensional zones that develop in the pluton’s brittle carapace near the country rock contact.

Pluton size is important because batholiths are unlikely to develop into mineralizing systems. The RIRGS are generally well developed, surrounding small (< 2 km2) isolated plutons with mineralization in the intrusion and in the hornfelsed thermal aureole. Larger plutons (2–10 km2) may have apophyses or later phases that are preferentially mineralized. Roof zones immediately above plutons may also be mineralized, in particular where there is a large surface area of contact between the pluton and reactive country rocks.

Pluton geometry is also important. Elongate plutons reflect structural controls on pluton emplacement and indicate a dominant extensional direction that may be important for localizing later mineralization. Cylinder-shaped plutons with steep sides and domed or cupola-like roofs are preferred geometries because these features enhance fluid focusing. Sharp shoulders also provide regions of structural and rheological contrast that may enhance development of fluid focusing structures (Stephens et al., 2004).

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

Depth of pluton emplacement may be a feature critical to RIRGS formation. These systems generally lack multidirectional, interconnected vein stockworks that are characteristic of porphyry deposits. This is likely due to their deeper levels of emplacement (5-9 km; Baker and Lang, 2001; Mair et al., 2006a), whereby the increased confining pressure prevents rapid fluid exsolution and explosive pressure release, and the development of high permeability stockworks and breccias. As well, the depth precludes the entraining of significant volumes of meteoric water and the formation of broad alteration haloes. As a result, fluid flow and mineralization in most RIRGS systems is largely controlled by structural features that impinge on the thermally driven hydrothermal system (Hart et al., 2000b; Stephens et al., 2004; Mair, 2004).

The dominant structural control on RIRGS is a weak extension that forms arrays of parallel fractures in the brittle carapace, filled with thin (0.1–5 cm), auriferous, low-sulphide quartz veins that form extensive, intrusion-hosted sheeted arrays. Hornfels quartzite forms a brittle host lithology for mineralized quartz veins that range from shattered “stockworky” fractures to veins several m in width (O’Dea et al., 2000). Solitary fracture, fissure, and shear-hosted veins occur in the pluton, in the hornfels, and as far as several kilometres from the pluton, and may fill structures that were active while creating space during pluton emplacement (Stephens et al., 2004).

The RIRGS genetic model requires that the mineralization-generating cooling pluton reach volatile saturation and that a fluid exsolve from the melt. Metals and volatiles such as sulphur and halogens presumably preferentially partition from the melt into an exsolving aqueous-carbonic mineralized fluid phase. Pressure, or depth of emplacement, exerts the greatest control on volatile saturation, particularly because volatiles are easily dissolved in felsic melts under higher pressures (Burnham and Ohmoto, 1980). However, volatile saturation is also induced by magmatic processes such as fractional crystallization, magma mixing, or simple cooling. Pluton emplacement depth appears, therefore, to be critical and explains why RIRGS are typically associated with a specific suite of plutons distributed over a broad area; such plutons likely represent melt crystallization at the same general crustal level.

At the pluton scale, mineralization is limited to regions above and outward from the site of volatile saturation. Being less dense than the melt, fluids will migrate to the uppermost parts of the less viscous portion of the magma chamber, which is usually the volatile-rich magmatic cupola immediately under the earlier-formed carapace (Candela and Blevin, 1995). Fluids will invade fractures in the carapace and opportunistically leak into and react with adjacent country rocks. Mineral occurrences are, therefore, most commonly sited at the pluton’s apex, in the igneous carapace, or in hornfelsed country rocks adjacent to and above the pluton. The host plutons to many RIRGS likely have magma volumes that are too small to provide the large amount of metals and volatiles contained in these deposits, thereby suggesting the participation of larger volumes of primary magmatic fluids and metals (Candela and Piccoli, 2005). These could include deeper unexposed batholiths or mafic lamprophyric melts.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

6.4.2	Greenstone-hosted Quartz Carbonate Vein Deposits

The following description of Greenstone-hosted quartz–carbonate vein deposits is extracted from Dubé and Gosselin (2007).

Greenstone-hosted quartz-carbonate vein deposits are structurally controlled, complex epigenetic deposits that are hosted in deformed and metamorphosed terranes. They consist of simple to complex networks of gold-bearing, laminated quartz-carbonate fault-fill veins in moderately to steeply dipping, compressional brittle-ductile shear zones and faults, with locally associated extensional veins and hydrothermal breccias. They are dominantly hosted by mafic metamorphic rocks of greenschist to locally lower amphibolite facies and formed at intermediate depths (5-10 km). Greenstone-hosted quartz-carbonate vein deposits are typically associated with iron-carbonate alteration. The relative timing of mineralization is syn- to late- deformation and typically post-peak greenschist-facies or syn-peak amphibolite facies metamorphism.

Gold is mainly confined to the quartz-carbonate vein networks but may also be present in significant amounts within iron-rich sulphidized wall rock. Greenstone-hosted quartz-carbonate vein deposits are distributed along major compressional to transpressional crustal-scale fault zones in deformed greenstone terranes of all ages, but are more abundant and significant, in terms of total gold content, in Archean terranes. However, a significant number of world-class deposits (>100 t Au) are also found in Proterozoic and Paleozoic terranes.

The main gangue minerals in greenstone-hosted quartz-carbonate vein deposits are quartz and carbonate (calcite, dolomite, ankerite, and siderite), with variable amounts of white micas, chlorite, tourmaline, and sometimes scheelite. The sulphide minerals typically constitute less than 5 to 10% of the volume of the orebodies. The main ore minerals are native gold with, in decreasing amounts, pyrite, pyrrhotite, and chalcopyrite and occur without any significant vertical mineral zoning. Arsenopyrite commonly represents the main sulphide in amphibolite-facies rocks and in deposits hosted by clastic sediments. Trace amounts of molybdenite and tellurides are also present in some deposits.

This type of gold deposit is characterized by moderately to steeply dipping, laminated fault-fill quartz- carbonate veins in brittle-ductile shear zones and faults, with or without fringing shallow-dipping extensional veins and breccias. Quartz vein textures vary according to the nature of the host structure (extensional vs. compressional). Extensional veins typically display quartz and carbonate fibres at a high angle to the vein walls and with multiple stages of mineral growth, whereas the laminated veins are composed of massive, fine-grained quartz. When present in laminated veins, fibres are subparallel to the vein walls.

Individual vein thickness varies from a few centimetres up to 5 m, and their length varies from 10 up to 1,000 m. The vertical extent of the orebodies is commonly greater than 1 km and reaches 2.5 km in a few cases.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

The gold-bearing shear zones and faults associated with this deposit type are mainly compressional and they commonly display a complex geometry with anastomosing and/or conjugate arrays. The laminated quartz-carbonate veins typically infill the central part of, and are subparallel to slightly oblique to, the host structures. The shallow-dipping extensional veins are either confined within shear zones, in which case they are relatively small and sigmoidal in shape, or they extend outside the shear zone and are planar and laterally much more extensive.

Stockworks and hydrothermal breccias may represent the main mineralization styles when developed in competent units such as the granophyric facies of differentiated gabbroic sills, especially when developed at shallower crustal levels. Ore-grade mineralization also occurs as disseminated sulphides in altered (carbonatized) rocks along vein selvages. Due to the complexity of the geological and structural setting and the influence of strength anisotropy and competency contrasts, the geometry of vein networks varies from simple (e.g. Silidor deposit), to fairly complex with multiple orientations of anastomosing and/or conjugate sets of veins, breccias, stockworks, and associated structures. Layer anisotropy induced by stiff differentiated gabbroic sills within a matrix of softer rocks, or, alternatively, by the presence of soft mafic dykes within a highly competent felsic intrusive host, could control the orientation and slip directions in shear zones developed within the sills; consequently, it may have a major impact on the distribution and geometry of the associated quartz-carbonate vein network. As a consequence, the geometry of the veins in settings with large competence contrasts will be strongly controlled by the orientation of the hosting bodies and less by external stress. The anisotropy of the stiff layer and its orientation may induce an internal strain different from the regional one and may strongly influence the success of predicting the geometry of the gold-bearing vein network being targeted in an exploration program.

The veins in greenstone-hosted quartz-carbonate vein deposits are hosted by a wide variety of host rock types; mafic and ultramafic volcanic rocks and competent iron-rich differentiated tholeiitic gabbroic sills and granitoid intrusions are common hosts. However, there are commonly district-specific lithological associations acting as chemical and/or structural traps for the mineralizing fluids as illustrated by tholeiitic basalts and flow contacts within the Tisdale Assemblage in Timmins. A large number of deposits in the Archean Yilgarn craton are hosted by gabbroic (“dolerite”) sills and dykes as illustrated by the Golden Mile dolerite sill in Kalgoorlie, whereas in the Superior Province, many deposits are associated with porphyry stocks and dykes. Some deposits are also hosted by and/or along the margins of intrusive complexes (e.g. Perron-Beaufort/North Pascalis deposit hosted by the Bourlamaque batholith in Val d’Or. Other deposits are hosted by clastic sedimentary rocks (e.g. Pamour, Timmins).

The metallic geochemical signature of greenstone-hosted quartz-carbonate vein orebodies is Au, Ag, As, W, B, Sb, Te, and Mo, typically with background or only slightly anomalous concentrations of base metals (Cu, Pb, and Zn). The Au/Ag ratio typically varies from 5 to 10. Contrary to epithermal deposits, there is no vertical metal zoning. Palladium may be locally present.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

At a district scale, greenstone-hosted quartz-carbonate vein deposits are associated with large-scale carbonate alteration commonly distributed along major fault zones and associated subsidiary structures. At a deposit scale, the nature, distribution, and intensity of the wall-rock alteration is controlled mainly by the composition and competence of the host rocks and their metamorphic grade.

Typically, the proximal alteration haloes are zoned and characterized – in rocks at greenschist facies – by iron-carbonatization and sericitization, with sulphidation of the immediate vein selvages (mainly pyrite, less commonly arsenopyrite).

Altered rocks show enrichments in CO2, K2O, and S, and leaching of Na2O. Further away from the vein, the alteration is characterized by various amounts of chlorite and calcite, and locally magnetite. The dimensions of the alteration haloes vary with the composition of the host rocks and may envelope entire deposits hosted by mafic and ultramafic rocks. Pervasive chromium- or vanadium-rich green micas (fuchsite and roscoelite) and ankerite with zones of quartz-carbonate stockworks are common in sheared ultramafic rocks. Common hydrothermal alteration assemblages that are associated with gold mineralization in amphibolite-facies rocks include biotite, amphibole, pyrite, pyrrhotite, and arsenopyrite, and, at higher grades, biotite/phlogopite, diopside, garnet, pyrrhotite and/or arsenopyrite, with variable proportions of feldspar, calcite, and clinozoisite. The variations in alteration styles have been interpreted as a direct reflection of the depth of formation of the deposits.

The alteration mineralogy of the deposits hosted by amphibolite-facies rocks, in particular the presence of diopside, biotite, K-feldspar, garnet, staurolite, andalusite, and actinolite, suggests that they share analogies with gold skarns, especially when they (1) are hosted by sedimentary or mafic volcanic rocks, (2) contain a calc-silicate alteration assemblage related to gold mineralization with an Au-As-Bi-Te metallic signature, and (3) are associated with granodiorite-diorite intrusions.

Canadian examples of deposits hosted in amphibolite-facies rocks include the replacement-style Madsen deposit in Red Lake and the quartz-tourmaline vein and replacement-style Eau Claire deposit in the James Bay area.

7	Exploration

7.1	Soil Sampling

The soil sampling program was designed to define discrete targets within the broad historic five and a half kilometer gold in soil anomaly. The survey successfully identified nine discrete gold and associated pathfinder element anomalies (Figure 5).

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

ESJV – Magnetic Inversion

Geochemical Anomalies Located Along Deep Rooted Structures

FURY

Legend
Faults
Gold Mineralization
Anomalies
Au-As-Bi
Au-As-W
Au-As-Bi-W
Magnetics
Low
High
N
JT
Moni
1 km
Cheechoo
JT East
3 km

Figure 5: Geochemical Targets situated along deep-rooted structures.

As part of the 2021 exploration program, the Company reinterpreted and inverted historical magnetic geophysical surveys that demonstrated the nine discrete gold in soil anomalies were centered on an east-west structural corridor that separates intrusives to the south and sediments to the north. The importance of this new structural framework is that the newly defined discrete gold in soil anomalies are located along deep-rooted structures clearly visible in the geophysical data (Figure 5).

7.1.1	Soil Sampling Methodology

Soil samples were collected for the B-horizon within a predefined grid with a spacing of 50 metres along 100 metre spaced line for overall coverage of 50 x 100 metres. Samples are screened using 180um screen analyzed for gold and multi-element using 50g (or 25g where is not enough material) nominal weight trace level method by aqua regia extraction and ICP-MS finish method (AuME-TL44 or AuME-TL44) on a -180um fraction. QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

7.2	Biogeochemical Sampling

A biogeochemical sampling survey designed to target an interpreted fold nose within the Low Formation sediments in an area where conventional soil or till sampling was not possible due to the ground conditions was completed in the summer of 2024. The targeted area exhibited similar geological, geophysical, and structural characteristics to those present at the nearby Éléonore Mine. Six priority drill targets across over 3 kilometres (km) of prospective folded sedimentary stratigraphy have been identified (Figure 6). These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic which is associated with gold mineralization at the Éléonore Mine.

Éléonore South – 100% Ownership

Large-scale Drill Ready Fold Hinge Defined

Ice Direction
N
1 km
Legend
Éléonore South Claims
Drill Targets
Biogeochemical Samples (Au ppm)
0.0002 - 0.0081 (< 50th Percentile)
0.0082 - 0.013
0.014 - 0.0217
0.0218 - 0.213 (> 90th Percentile)
Total Pristine Gold Grains 2017 Till
0 - 5
6 - 10
11 - 15
16 - 20
21 - 91

Newmont
Éléonore South

- Clusters of +90th percentile samples follow fold geometry
- Strong correlation with magnetics data

Figure 6: Biogeochemical Sampling Results

7.2.1	Biogeochemical Methodology

A total of 2,106 biogeochemical samples were collected at 50 m intervals along 100 m spaced north-south oriented survey lines covering an area of 4.2 x 1.9 km. The survey was designed to infill on anomalies identified in an orientation level survey announced earlier this year as well as to test the core of the interpreted fold. The sampling lines were oriented perpendicular to the trend of the prospective lithologies and structures to determine the applicability of the technique in a swamp covered area. Approximately 200 g of black spruce twigs was collected at each sample site by hand. Samples were collected preferentially from healthy trees approximately of the same age and height. Samples were placed in a numbered cloth sample bag, with a sample tag placed inside the bag. The bags were tied shut. Sample data was recorded in field data loggers. At camp, samples were organized and hung to dry prior to shipping to ALS in Vancouver for gold and multi-element analysis.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

7.3	Drilling

At total of 37,816 m of drilling in 164 drill holes has been completed on the Property (Table 4). Drilling has largely focussed on the Moni - JT trend and successfully defined two zones, 2,000 m x 750 m at Moni and 1,200 m x 500 m at JT, of lower-grade intrusion related gold mineralization similar to that of the Cheechoo gold deposit. The Moni trend comprises the Cheechoo Southwest Extension and JT Prospect comprises the WB Prospect. Within the lower-grade gold mineralization halo, there are a series of structurally controlled quartz vein stockworks which host significantly higher grades of gold.

Table 3 - Summary of drilling on the Éléonore South Project

Year	Company	Hole Type	Drillhole Count	Lenght Drilled (m)	Sample Count
2008	Eastmain	DDH	16	3,131	3,158
2009	Eastmain	DDH	14	3,697	3,709
2010	Eastmain	DDH	17	3,581	3,476
2016	Azimut	DDH	12	2,510	1,470
2017	Azimut	DDH	32	7,179	4,889
2018	Azimut	DDH	31	5,793	3,938
2018	Eastmain	DDH	27	7,216	5,247
2019	Eastmain	DDH	15	4,709	2,859
2024	Fury	DDH	7	2,331	1,712
Total			164	37,816	28,746
Fury total			7	2,331	1,712

7.3.1	2008 – 2010 Eastmain Resources Inc. Drilling

Between 2008 and 2010 Eastmain completed 10,409 m of diamond core drilling in 47 drill holes (table 4). Hole identification is from ES08-001 to ES10-047. The drilling was completed on the JT Prospect within an area measuring approximately 2,200 m north-south and 800 m east-west on Moni Trend (3 holes) and on the regional anomalies east and north of the property (Figure 5). At JT, the drilling pattern was designed to intersect gold mineralization intersected in the JT trenches. The majority of boreholes were drilled with a dip of 45 degrees and rarely between -45 to -75 degrees, and an azimuth between 85 to 110 degrees on JT, 315 degrees on Moni and various direction on the regional drilling.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

The JT spacing drilling is variable between 50 to 200 m. Mineralization is found on a 1.2 km trend north-south and still open at depth. Example of open zone at depth are intersected in hole ES09-023 with a composite of 1.50 g/t gold avec 9.0 m (Table 5) and included 9.22 g/t over 0.5 m (table 6), ES09-022 with a composite of 1.18 g/t gold and included 9.08 g/t over 0.5 m).

From the first 3 holes drilled in the Moni trend (Figure 6) one returns a composite of 0.74 g/t over 5.0 m (Table 7)

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

Table 4 - 2008-2010 Eastmain Resources Inc. Drilling - JT Gold Composite

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)
ES08-007	4.5	21.0	16.5	0.51
ES08-008	99.4	105.1	5.7	1.53
ES08-009	84.8	94.8	10.0	0.62
ES08-011	66.4	71.4	5.0	0.78
ES08-011	135.3	149.0	13.7	0.31
ES08-012	63.5	66.5	3.0	0.75
ES08-012	73.0	77.0	4.0	0.92
ES08-012	140.0	159.0	19.0	1.64
ES08-013	65.5	67.5	2.0	2.23
ES08-013	93.6	94.6	1.0	5.53
ES08-013	127.7	135.9	8.2	0.45
ES09-018	162.8	168.0	5.2	0.62
ES09-019	117.0	122.0	5.0	1.03
ES09-020	147.5	162.0	14.5	0.76
ES09-020	199.0	210.5	11.5	0.36
ES09-021	187.0	198.5	11.5	0.36
ES09-022	222.9	230.0	7.1	1.18
ES09-023	186.0	195.0	9.0	1.50
ES09-025	71.0	82.0	11.0	0.56
ES09-029	128.0	133.0	5.0	0.63
ES09-029	162.0	179.0	17.0	0.47

Table 5 - 2008-2010 - Eastmain Resources Inc. Drilling -JT assays (5 g/t and more)

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)
ES08-008	101.5	102.0	0.5	10.80
ES08-012	76.5	77.0	0.5	7.06
ES08-012	146.0	147.0	1.0	7.02
ES08-012	157.0	158.0	1.0	18.40
ES08-013	93.6	94.1	0.5	10.35
ES09-019	121.0	121.5	0.5	5.81
ES09-022	228.0	228.5	0.5	9.08
ES09-023	187.5	188.0	0.5	9.22

Table 6 - 2008-2010 – Eastmain Resources Inc. Drilling - Moni composite

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)
ES10-033	146.0	151.0	5.0	0.74

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

Legend
Mineral occurrences
Éléonore South Property
Lakes
Rivers
Geology
Structure
Major fault
N-S structure
Minor fault
Magnetic trend
Interpreted Geology
BIF, Iron Formtion, Strongly magnetic
dy, Dyke, Moderately magnetic
grd, Granodiorite, Slightly magnetic
gtz, Quartzite, Non magnetic
gw, Greywacke, Non magnetic
gw//int?, Greywacke overlaying an intrusion, Non magnetic
gw/pg, Interbedded graywacke and paragneiss, Weakly magnetic gw/pg-m, Meta-sediments overlaying an intrusion , Increased magnetic response from an intrusion at depth int, Pegmatite, Slightly magnetic
maf, Mafic volcanics and amphibolite, Moderately magnetic, defiining the unit og, Orthogneiss, Slightly magnetic
peg, Pegmatite, Strongly magnetic
pg, Paragneiss, Moderately magnetic, defining the unit
to, Porphyritic tonalite and pegmatite, Moderate to strongly magnetic
Drilling
Drill Collars (year & operator)
2008-2010 Eastmain Resources Inc.
2016-2018 Azimut Exploration Inc.
2018-2019 Eastmain Resources Inc.
2024 Fury Gold Mines Ltd
Drill hole traces
JT
Moni
Scale : 1:380,000
Esri, NASA, NGA, USGS
FURY GOLD MINES LIMITED
Drilling at Éléonore South Property
James Bay Region, Québec
N
0 0.2 0.4 0.6 0.8 1
Km
Scale : 1:25,000
Projection : UTM NAD 1983 Zone 18
April 20, 2024
430000
431000
432000
433000
434000
435000
436000
437000
438000
439000
5832000
5831000
5830000
5829000
5828000
5827000
5826000

Figure 7: Drilling Map Localization by Year and Operator.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

7.3.2	2016 - 2018 Azimut Exploration Inc. Drilling

Between 2016 to 2018 Azimut completed 15,482 m of diamond core drilling in 75 holes (table 4). Hole identification is from ES16-048 to ES18-119. The drilling was completed on the Moni Trend within an area approximately 3,700 m northeast-southwest and 1,000 m northwest-southeast and one on JR Prospect. Most boreholes were drilled with a dip of 50 degrees, and an azimuth of 320 and 140 degrees and rarely through north and west.

Spacing is variable and increases toward southwest direction with up to 600-700 m distance between holes. The closest drill holes from Moni and the Cheechoo tonalite boundary are mostly 100 m space with local cluster holes varying from 20 to 60 m spacing.

Gold at Moni is found in broad low grade alteration zone with very rich thin quartz veins in the tonalite. The hole ES16-051 return 3.21 g/t gold over 6.4 m (table 8) included 14.05 g/t over 1.0 m (table 9), ES17-060 return 1.55 g/t over 27.0 m, ES17-088 return 3.15 g/t over 24.0 m and included 22.4 g/t over 1.15 m, 24.2 m over 1.5 m and 19.3 g/t over 1.5 m and ES18-100 return 49.39 g/t over 6.0 m. Gold values in veins can reach up to 294.0 g/t (ES18-100).

Table 7 - 2016 - 2018 - Azimuth Exploration - Moni composite

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)
ES16-048	6.1	8.6	2.5	8.88
ES16-051	178.5	184.9	6.4	3.21
ES16-051	195.5	250.1	54.6	0.47
ES16-055	147.0	159.0	12.0	1.58
ES16-055	174.0	198.0	24.0	0.73
ES16-057	153.0	154.5	1.6	76.10
ES17-060	85.2	142.5	57.3	0.51
ES17-060	151.5	166.5	15.0	0.74
ES17-060	181.5	208.5	27.0	1.55
ES17-061	154.7	195.0	40.3	0.59
ES17-064	167.3	220.5	53.3	4.21
ES17-064	228.0	252.0	24.0	0.48
ES17-070	72.5	103.5	31.0	0.88
ES17-074	199.9	250.5	50.6	0.54
ES17-075	169.7	210.0	40.3	0.56
ES17-077	142.5	195.5	53.0	1.29
ES17-077	204.5	266.0	61.5	0.43
ES17-077	295.6	309.0	13.4	1.67
ES17-080	139.5	179.0	39.5	1.55
ES17-085	184.4	187.8	3.4	7.66
ES17-087	86.0	162.5	76.5	0.50
ES17-088	183.5	207.5	24.0	3.15
ES17-090	92.0	96.5	4.5	4.45
ES18-092a	6.3	9.2	2.9	5.70
ES18-093	7.7	11.9	4.2	3.80
ES18-095	20.5	23.0	2.5	13.58
ES18-098	8.1	22.5	14.4	5.05
ES18-099	11.2	19.0	7.8	2.58
ES18-100	14.0	20.0	6.0	49.39
ES18-101	143.5	147.0	3.5	6.06
ES18-108a	208.0	232.5	24.6	1.46
ES18-108a	273.8	370.5	96.8	0.65
ES18-109	142.8	258.0	115.2	0.45
ES18-111	267.3	296.0	28.8	0.69
ES18-112	108.2	140.1	31.9	0.86
ES18-118	284.6	309.7	25.1	0.64
ES18-119	165.5	168.5	3.0	5.33

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

Table 8 - 2016 – 2018 - Azimuth Exploration - Moni assays (5 g/t and more)

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)
ES16-048	6.1	7.35	1.25	17.30
ES16-051	180.9	181.9	1.0	14.05
ES16-055	151.8	153.0	1.2	6.75
ES16-057	152.95	154.5	1.55	76.10
ES17-060	151.5	153.0	1.5	5.59
ES17-060	198.0	199.5	1.5	16.45
ES17-064	172.5	174.0	1.5	13.40
ES17-064	180.0	181.5	1.5	29.00
ES17-064	204.0	205.5	1.5	68.80
ES17-064	205.5	207.0	1.5	6.91
ES17-064	211.5	213.0	1.5	9.32
ES17-070	72.5	73.4	0.9	21.40
ES17-077	12.0	12.6	0.6	5.88
ES17-077	186.5	188.0	1.5	23.10
ES17-077	308.0	309.0	1.0	16.10
ES17-080	174.5	176.0	1.5	22.90
ES17-080	177.5	179.0	1.5	6.10
ES17-081	53.5	55.0	1.5	5.93
ES17-085	184.35	185.5	1.15	22.40
ES17-088	185.0	186.5	1.5	24.20
ES17-088	204.5	206.0	1.5	19.30
ES17-090	93.5	95.0	1.5	12.35
ES18-092a	8.15	9.15	1.0	15.60
ES18-093	9.75	10.4	0.65	20.10
ES18-095	20.5	21.5	1.0	33.00
ES18-098	8.85	9.8	0.95	71.40
ES18-099	13.8	14.7	0.9	17.40
ES18-100	17.0	18.0	1.0	294.00
ES18-101	145.45	146.95	1.5	13.60
ES18-102	133.85	134.4	0.55	15.70
ES18-108a	231.0	232.5	1.5	18.50
ES18-111	271.05	272.05	1.0	5.64
ES18-112	137.0	138.0	1.0	10.20
ES18-113	140.5	141.0	0.5	7.65
ES18-113	152.0	153.0	1.0	5.92
ES18-119	165.5	167.0	1.5	10.40

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

7.3.3	2018 – 2019 Eastmain Resources Inc. Drilling

During late 2018 through 2019 Eastmain completed 11,925 m of diamond core drilling in 42 holes (Table 4) Hole identification is ES18-120 to ES19-159. The drilling was mostly completed on the Moni Trend and 4 drillholes on JT Prospect (figure 5). Moni drilling was achieved in a corridor of approximatively 600 m northwest-southeast and 1,400 m northeast-southwest. The JT Prospect area is approximatively 300 m north-south and 200 m east-west. The JT Prospect drillholes were drilled at 110 degrees azimuth and -50 degrees dip. The Moni Trend drillholes were mostly drilled at 320 and some at 140 degrees azimuth and -50 degrees dip. Spacing between drillholes were approximately 50 m by 150 to 300 m.

Holes drilled at JT confirm the presence of gold and 3 from 4 holes return composite. The hole ES18-120 return 0.33 g/t gold over 18.0 m (Table 10) included 28.3 g/t gold over 0.5 m (Table 11).

Table 9 - 2018 - 2019 Eastmain Resources - JT composite

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)
ES18-139	163.5	165.0	1.5	2.44
ES18-140	95.8	113.8	18.0	0.33
ES18-141	17.5	24.4	6.9	0.64

Table 10 - 2018 - 2019 - Eastmain Resources - JT assays (5 g/t and more)

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)
ES18-140	57.4	57.9	0.5	28.3

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

The infill drilling at Moni continue to return interesting gold intersection in the Trend. ES18-121A return 2.14 g/t gold over 7.4 m (Table 12) and included 9.8 g/t over 1.0 m (Table 13). ES18-133 return 14.68 g/t over 6.2 m and included 80.4 g/t over 1.0 m). ES19-157 return 1.32 g/t over 66.9 m and included 27.8 g/t over 1.0 m and 13.35 g/t over 0.8 m).

Table 11 - 2018 – 2019 – Eastmain Resources - Moni composite

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)
ES18-121A	57.3	64.7	7.4	2.14
ES18-121A	78.6	112.5	33.9	0.66
ES18-122	57.9	83.0	25.2	0.81
ES18-123	342.5	354.0	11.5	1.74
ES18-124	116.0	134.0	18.0	0.68
ES18-124	295.0	306.0	11.0	1.35
ES18-126	141.0	149.0	8.0	2.08
ES18-127	266.7	290.2	23.5	0.72
ES18-129	143.5	153.5	10.0	1.51
ES18-129	164.0	180.5	16.5	1.08
ES18-132	39.5	49.0	9.5	1.45
ES18-133	164.8	171.0	6.2	14.68
ES18-143	238.5	240.0	1.5	8.12
ES19-147	150.0	151.5	1.5	15.65
ES19-156	140.3	150.0	9.7	7.44
ES19-156	378.0	403.5	25.5	0.56
ES19-157	157.0	223.9	66.9	1.32

Table 12 - 2018 - 2019 Eastmain Resources - Moni assays (5 g/t and more)

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)
ES18-121A	59.0	60.0	1.0	9.80
ES18-121A	78.6	79.5	0.9	9.06
ES18-123	241.4	242.55	1.15	7.08
ES18-123	348.4	349.4	1.0	13.75
ES18-124	298.0	299.0	1.0	12.30
ES18-126	141.0	142.5	1.5	8.22
ES18-127	281.1	281.8	0.7	5.05
ES18-127	281.8	282.5	0.7	5.25
ES18-128	148.0	148.7	0.7	9.08
ES18-129	143.5	144.5	1.0	12.65
ES18-129	179.0	180.5	1.5	8.02
ES18-132	43.9	44.7	0.8	13.00
ES18-133	167.0	168.0	1.0	80.40
ES18-133	169.5	171.0	1.5	5.94
ES18-143	238.5	240.0	1.5	8.12
ES19-147	150.0	151.5	1.5	15.65
ES19-156	140.3	141.1	0.8	12.20
ES19-156	144.7	145.5	0.8	63.20
ES19-157	181.0	182.5	1.5	27.80
ES19-157	186.4	187.2	0.8	13.35

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

7.3.4	2024 – Fury Gold Mines Drilling

In winter 2024, Fury carried out a drilling campaign to focus on Moni Trend structural corridors and following up on previous drill intercepts of 53.25 m of 4.22 g/t Au; 6.2 m of 14.7 g/t Au and 23.8 m of 3.08 g/t Au (figure 6). In total, 2,331 m of were drilled in 7 holes. A total of 1,704 core samples were sent to the lab to be tested for gold. The drilling campaign work area was 2,500 m east-west by 800 m north-south. Most holes were drilled at 320 degrees azimuth and one at 140 degrees and one through north. All holes dip at -50 degrees.

The holes intersected broad gold zone with local gold peak value. The hole 24ES-161 intersected 0.44 g/t gold over 137.5 m (Table 13) including 9.7 g/t over 1.5 and 8.33 g/t gold over 8.33 g/t (Table 14). The hole 24ES-162 intersected 0.5 g/t gold over 115.5 m.

The 2024 Fury drilling campaign show the continuity at depth of the mineralized zone in the Cheechoo Tonalite.

Table 13 - 2024 – Fury Gold Mines - Moni composite

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)
24ES-160	219.5	247.5	28.0	0.47
24ES-161	238.0	375.5	137.5	0.44
24ES-161	447.5	466.2	18.7	0.97
24ES-162	207.5	323.0	115.5	0.50

Table 14 - 2024 - Fury Gold Mines - Moni assays (5 g/t and more)

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)
24ES-161	274.0	275.5	1.5	9.70
24ES-161	460.0	461.0	1.0	8.33

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

Éléonore South Exploration Potential

Cheechoo Tonalite

Legend
Fury Drill Collar
Historical Drill Hole
Highlight Drill Collar
Other Drill Collar
Prospect
Untested Soil Anomaly
Éléonore South Claims
Major Fault
Minor Fault
Geology
Cheechoo Tonalite
Porphyritic Tonalite
Greywacke
Pegmatite
Iron Formation
Mafic Volcanic
Orthogneiss
Paragneiss
Newmont
Eléonore South
24ES-161²
0.44 g/t Au over 137.5 m
0.97 g/t Au over 18.7 m
ES18-098¹
8.56 g/t Au over 8.4m
ES18-100¹
49.4 g/t Au over 6m
24ES-162²
0.5 g/t Au over 115.5 m
Moni
JT
24ES-164
24ES-165
ES17-077¹
1.46 g/t Au over 45.5m
24ES-166
24ES-163
ES18-133¹
14.7 g/t Au over 6.2m
80.4 g/t Au over 1m
ES19-156¹
7.44 g/t Au over 9.7m
63.2 g/t Au over 0.8m
Biogeochemical Target Area
ES19-157¹
3.08 g/t Au over 23.8m
ES17-064¹
4.22 g/t Au over 53.25m
13 g/t Au over 10.5m
24ES-160²
0.47 g/t Au over 28 m
N
1 km

1. Intervals - Cutoff 0.25 g/t Au, maximum internal dilution 4m
2. Intervals - Au grade*thickness no less than 0.25g/t*m with grade is no less than 0.25g/t, maximum consecutive dilution 6m

Figure 8: Fury 2024 Drilling Campaign Hole Location and Highlights

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

7.3.5	Discussion on Drilling Completed

It is the opinion of The Author that the diamond drilling conducted prior to 2024 at the Éléonore South Project meets or exceeds current industry best practices. The Author is unaware of any drilling or recovery issues that may impact upon the accuracy and reliability of the results.

7.3.6	Methodology

The 2024 diamond drilling program was contracted to Pelletier Drilling Inc (Pelletier) from Val-d’Or, Qc. Pelletier used an in-house designed tracked diamond drill. The drill produced NQ size (47.6 mm diameter) core.

The locations of drill hole pads were initially marked using a handheld GPS instrument and the azimuth of the holes was established by compass. Once the pad was built and the drill moved onto it, an Azimuth Aligner instrument manufactured by Minnovare Pty. Ltd., or an APS manufactured by Reflex was used to establish the azimuth. An inclinometer was used to establish the dip.

The attitude of the hole with depth was determined using a Sprint-IQ instrument manufactured by Reflex in single shot mode with readings taken by the drillers. The initial reading was taken at a depth 15 m with subsequent readings taken nominally at 15 m intervals. An OGQ registered geologist checked the core before making the decision to terminate the holes. Upon completion of the hole, the casings were left in place and covered with a casing cap, marked with the hole name and coordinated. Subsequently all hole locations were surveyed with hand GPS.

Drill core was placed sequentially in wooden core boxes at the drill by the drillers and sealed with top covers and ties before transport. The core boxes were transported by an argo Centaur vehicule on a twice daily basis. The core was transported to the camp where depth markers and box numbers were checked, and the core was carefully reconstructed in a secure core facility. The core was logged geotechnically on a 3 m run by run basis including, core recovery, RQD.

The core was descriptively logged and marked for sampling by an OGQ registered geologist or geologist in-training, paying particular attention to lithology, structure, alteration, veining/brecciation, and sulphide mineralization.

Logging and sampling information was entered into MX Deposit cloud-based core logging application by MINALYTIX INC. which allowed for the integration of the data into the project database.

The core was photographed both wet and dry after logging and sampling.

8	Sample Preparation, Analyses, and Security

Method of analysis varied since the beginning of the project and are summarise in Table 16 below. QC protocols were established in 2008 and carried through with minor refinements through the current drilling program.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

Quality Control (QC) samples were introduced into the sample stream at a rate of 4% for both blank samples and CRM samples. Fury increases this rate to 5% and add field duplicates in the form of quarter sawn core samples introduced into the sample stream at a rate of 1 in 50 samples.

Table 15 - Method of analysis of the different drilling campaigns

Year	Company	Hole Prefix	Lab & Location	Prep Code	Fire Assay Method	Fire Assay Code
2008	Eastmain Resources	ES08	ALS Chemex Lab, ON, Sudbury (prep) ALS Chemex Lab, BC, Vancouver (analytical)	ALS: PREP-31B	ALS 50g: Fire Assay AAS / Gravimetric / ICP-AES	ALS: Au-AA24, Au-GRA-22, ME-ICP41
2009	Eastmain Resources	ES09	ALS Chemex Lab, ON, Sudbury (prep) ALS Chemex Lab, BC, Vancouver (analytical)	ALS: PREP-31B	ALS 50g: Fire Assay AAS / Gravimetric / Metallic screen / ICP-AES	ALS : Au-AA24, Au-GRA-22, Au-SCR24, Au-AA26 and Au-AA26D, ME-MS61
2010	Eastmain Resources	ES10	ALS Chemex Lab, ON, Sudbury (prep) ALS Chemex Lab, BC, Vancouver (analytical)	ALS: PREP-31B	ALS 50g: Fire Assay AAS / Gravimetric / Metallic screen / ICP-AES	ALS : Au-AA24, Au-GRA-22, Au-SCR24, Au-AA26 and Au-AA26D, ME-MS61
2016-2017	Azimuth Exploration	ES16 ES17	ALS Minerals Lab, QC, Val-d'Or (prep and analytical)	ALS: PREP-31B	ALS 50g: Fire Assay AAS / Gravimetric / ICP-AES	ALS: Au-AA24, Au-GRA22, ME-MS61
2018	Azimuth Exploration	ES18	ALS Minerals Lab, QC, Val-d'Or (prep and analytical)	ALS: PREP-31B	ALS 50g: Fire Assay AAS / Gravimetric / ICP-AES	ALS: Au-AA24, Au-GRA22, ME-MS61
2018-2019	Eastmain Resources	ES18 ES19	ALS Mineral Lab, QC, Rouyn Noranda (prep) ALS Mineral Lab, BC, Vancouver (analytical)	ALS: PREP-31B	ALS 50g: Fire Assay AAS / Gravimetric / ICP-AES	ALS: Au-AA24, Au-GRA22, ME-MS61
2024	Fury Gold Mines	24ES	ALS Lab, QC, Rouyn Noranda & Val d'Or (prep) ALS lab, BC, Vancouver (analytical)	ALS: PREP-31B (with Pul-32)	ALS 50g: Fire Assay AAS / Gravimetric / ICP-AES	ALS: Au-AA24, Au-GRA22, ME-MS62

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

8.1	2008 – 2010 Eastmain Resources Diamond Drilling

a)	Preparation Method

Samples intervals were recorded with red grease pencil on the drill core during logging. Each sample, generally a half metre or one metre in length whenever possible, was assigned a laboratory sample number for analytical purposes. Although most samples were restricted to a particular unit some intervals occasionally cross lithological boundaries to maintain consistent sampling intervals. Any intervals with sediments were sampled with one metre samples. Intervals displaying alteration, quartz flooding or veining, shearing and sulphide mineralization were sampled with half metre samples.

Drill core was split with a diamond-bladed tile saw. To prevent any contamination between split samples a concrete construction brick was cut between each sample interval. One-half of each core sample was consistently returned to the core box with a duplicate sample identifier tag. Core boxes were then cross piled on-site for future reference.

The other half of the split core was placed in a plastic sample bag with a corresponding duplicate sample tag as supplied by ALS Chemex and sealed with black electrical tape. The exterior of each plastic sample bag was also labeled with its sample number.

Sample bags were then placed into standard fiber rice shipping bags, which were also sealed for shipment with cable ties and fiber tape. Samples from 2008 campaign were then flown out of camp internally on a helicopter to Opinaca Airport, Quebec. From Opinaca Airport the samples were picked up by a local expediter employed by Eastmain for delivery to ALS Chemex Labs, Sudbury, Ontario, for crushing, and sample preparation. Samples from 2009 campaign were then flown out of camp via float plane to Chibougamau, were they were placed on a bus for shipment to ALS Chemex Labs,Sudbury, Ontario, for crushing, and sample preparation.Samples from 2010 campaign were then flown out of camp via float plane to the Temiskami River, were they were placed on a bus for shipment to ALS Chemex Labs, Sudbury, Ontario, for crushing, and sample preparation.

b)	Method of analysis

All samples were sent to ALS Chemex in Sudbury for preparation and then analyzed at the Vancouver facility. Rock sample preparation involved the entire sample being passed through a primary crusher to yield a crushed product in which 70% of the sample passes through a 2 mm (-10 mesh) screen. Some large samples require division of one or more size fraction into representative splits. The entire sample is transferred to a tray and then repeatedly passed through a riffle splitter until a split size of up to 1,000 g has been obtained. Sample reject is returned to its original package or, if necessary, to a more suitable container. The crushed sample split, up to 1,000 g, is ground using a ring mill pulverizer using a chrome steel ring set. All samples are pulverized to at least 95% of the ground material passing through a 75 μm screen.

All samples were analyzed for gold. 50-g (rock) samples were analyzed for gold using Fire Assay with Atomic Absorption finish (Au-AA24), giving a lower limit of detection of 5 ppb and an upper limit of detection of 10,000 ppb Au. For samples > 500 ppb Au, a 50-g (rock) sample was re-assayed using Fire Assay methods with Gravimetric finish (Au-GRA22), giving a lower detection limit of 0.05 g/t and an upper limit of 1,000 g/t.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

In 2009 and 2010, for samples with visible gold a combined Fire Assay with Gravimetric and Atomic Absorption finish (Au-SCR24) The sample pulp is passed through a 100μm (Tyler 150 mesh) stainless steel screen. Any material remaining on the screen (+) 100μm is retained and analyzed in its entirety by fire assay with gravimetric finish (Au-GRA22) and reported as the Au (+) fraction. The material passing through the screen (-) 100 μm fraction) is homogenized and two sub-samples (50g) are analyzed by fire assay with AAS finish (Au-AA26 and Au-AA26D), giving a lower detection limit of 0.01 g/t, and an upper limit of 100 g/t. The average of the two AAS results is taken and reported as the Au (-) fraction result. All three values are used in calculating the combined gold content of the plus and minus fractions. The gold values for both the (+) 100 and (-) 100 μm fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample. The final gold total has a lower detection limit of 0.05 g/t and an upper limit of 1,000 g/t.

In 2008, all rock samples were analyzed for a suite of 35 trace elements using Inductively Coupled Plasma (ME-ICP41) methods with various detection limits. A prepared sample (0.50 g) is digested with aqua regia for 45 minutes in a graphite heating block. After cooling, the resulting solution is• diluted to 12.5 mL with demineralized water, mixed and analyzed by Inductively Coupled Plasma-Atomic Emission Spectrometry. The analytical results are corrected for inter element spectral interferences.

In 2009 and 2010, all rock samples were analyzed for a suite of 48 trace elements using Inductively Coupled Plasma (ME-MS61) methods with various detection limits. A prepared sample (0.25 g) is digested with perchloric, nitric, hydrofluoric and hydrochloric acids. The residue is topped up with dilute hydrochloric acid and analyzed by inductively coupled plasma-atomic emission spectrometry. Following this analysis, the results are reviewed for high concentrations of bismuth, mercury, molybdenum, silver and tungsten and diluted accordingly. Samples meeting this criterion are then analyzed by inductively coupled plasma-mass spectrometry. Results are corrected for spectral interelement interferences.

c)	QAQC

2008 campaign

Eastmain completed its own quality control check sampling during the 2008 drill program. Four referenced standards supplied by Analytical Solutions Ltd. ("ASL"), one of low-grade, one moderate-grade, and two high-grade as well as blank samples, were incorporated into the core sampling stream. The sixty-seven blanks submitted for assay with core samples during the 2008 drilling program were obtained from concrete building bricks obtained locally. Forty-seven of the reference material standards supplied by ASL were used. The blanks and certified standard samples 10Pb, 53Pb, 7Pb and 62Pa containing 7.15, 0.623, 2.77 and 9.64g/t Au respectively were introduced in a random order every 25th sample. ALS results of standards appear to indicate that the lab analysis reporting is a bit on the low side for the higher gold grades (10Pb, 62Pa) and a bit on the high side for lower gold grades (53Pb, 7Pb) but that the low number of individual QC standard sample types analyzed, 6 to 15, may to too small to determine an accurate statistical average. Results do fall within acceptable industry parameters.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

The results from analysis of blank samples submitted by Eastmain to ALS fall within the 95% confidence interval, except for sample E244600 (Certificate #SD08043399) with a reported concentration of 0.273 g/t Au. Another blank sample reported on the same certificate contained <0.005 g/t Au, and two standards on the same certificate while slightly elevated occur within acceptable ranges

Overall results indicate that the concentrations of gold reported are within acceptable industry standards.

2009 campaign

Eastmain completed its own quality control check sampling during the 2009 drill program. Four referenced standards supplied by Analytical Solutions Ltd. ("ASL"), one of low-grade, one moderate-grade, and two high-grade as well as blank samples, were incorporated into the core sampling stream. The ninety-nine blanks submitted for assay with core samples during the 2009 drilling program were obtained from concrete building bricks obtained locally. Forty-seven of the reference material standards supplied by ASL were used. The blanks and certified standard samples 10Pb, 53Pb, 7Pb and 62Pa containing 7.15, 0.623, 2.77 and 9.64g/t Au respectively were introduced in a random order every 25th sample.

ALS results of standards appear to indicate that the lab analysis reporting is a bit on the low side. Results generally fall within acceptable industry parameters.

The results from analysis of blank samples submitted by Eastmain to ALS generally fall within the 95% confidence interval, with a strong outlier of 0.079 g/t Au from sample H927800 (Certificate #SD09113604). Another blank sample reported on the same certificate contained <0.005 g/t Au, and one standard on the same certificate, while slightly elevated occur within acceptable ranges. Of the 15 blanks and standards utilized in ALS's internal quality control, one standard (CDN-CGS-19) lies above, another (SJ39) lies below acceptable target ranges. Results do fall within acceptable industry parameters. Overall results indicate that the concentrations of gold reported are within acceptable industry standards.

2010 campaign

Eastmain completed its own quality control check sampling during the 2010 drill program. Six referenced standards supplied by Analytical Solutions Ltd. ("ASL"), two of low-grade, two moderate-grade, and two high-grade as well as blank samples, were incorporated into the core-sampling stream. The ninety-nine blanks submitted for assay with core samples during the 2010 drilling program were obtained from concrete building bricks obtained locally. Sixty-five of the reference material standards supplied by ASL were used. The blanks and certified standard samples 10Pb, 53Pb, 62Pa, 7Pb, 60b, and 2Pd containing 7.15, 0.623, 9.64, 2.77, 2.57 and 0.885 g/t Au respectively were introduced in a random order every 25th sample.

ALS results of standards appear to indicate that the lab analysis reporting is a bit on the high side. Results generally fall within acceptable industry parameters. Higher error is seen in the GRA22 versus the AA24 method, though this is mostly seen in the low to medium grade standards, which is an expected result.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

The results from analysis of blank samples submitted by Eastmain to ALS generally fall within the 95% confidence interval. Overall results indicate that the concentrations of gold reported are within acceptable industry standards.

8.2	2016 – 2018 Azimut Exploration Diamond Drilling

a)	Preparation method

The entire drill core was generally sampled by a geologist in 1.5 m intervals with shorter intervals used to separate lithological boundaries. Saw the core along the cutting line or at a small distance from the core orientation line, if indicated, starting and stopping at the marked red arrows on the core. Place one half of the core in the bag and place the other half back in the core box with the cut face upwards. He/she is to place the sample end pieces (the core marked with red arrows) cut face side up, with the arrows pointing in the appropriate direction.

Samples with native gold were identified. This was to make sure the core cutting blade was cleaned before and after each of these mineralized samples by cutting through a concrete block.

For dispatch of samples to the lab, the technician will mark rice bags with the dispatch number and bag number. It is suggested the tech will generate a unique dispatch number for cross reference per drill hole. The minimum is one dispatch number per shipment. Samples will be packed in marked rice bags, which will weigh 40 lbs (less chances of injuries, facilitate the weight estimation for helicopter transportation.

b)	Method of analysis

Samples from 2016 to 2018 drilling campaign were sent to ALS Minerals in Val-d’Or for preparation and then analyzed. Rock sample preparation involved the entire sample being passed through a primary crusher to yield a crushed product in which 70% of the sample passes through a 2 mm (-10 mesh) screen. Some large samples require division of one or more size fraction into representative splits. The entire sample is transferred to a tray and then repeatedly passed through a riffle splitter until a split size of up to 1,000 g has been obtained. Sample reject is returned to its original package or, if necessary, to a more suitable container. The crushed sample split, up to 1,000 g, is ground using a ring mill pulverizer using a chrome steel ring set. All samples are pulverized to at least 85% of the ground material passing through a 75 μm screen.

Samples were assayed by Au-AA24, which is a gold analysis by fire assay and AAS finish, on 50 g nominal weight. Samples returning values >10.0 g/t Au for Fall 2016 and >3 g/t Au for 2017, were re-assayed by Au-GRA22: Au by fire assay and gravimetric finish.

All samples were also analyzed for a 48-element package by four acid digestion and ICP-AES and ICP-MS finish (ICP ME-MS61). Results are corrected for spectral interelement interferences. Samples containing visible gold were flagged to the lab and some quartz washes were requested.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

c)	QAQC method

2016-2017 campaign

In 2016-2017 quality control samples were inserted in the sample stream at a frequency allowing regular analysis of approximately two standards (or certified reference materials), two blanks and one field duplicate per lab batch. This is in addition to the lab's own QAQC samples. A typical batch. size comprises of approximately 75 samples.

A total of 58 standards, 55 blanks and 47 field duplicates were sent for assay, for a total of 160 QAQC samples.

Standards were inserted approximately every 33 samples. Specific selection of standards was based on the expected grade of neighboring samples. Most of the assay results were within 1 to 1.5 times their published standard deviation, well within accepted ranges.

Only one standard sample exceeded 2 times the standard deviation: sample #S656600 assayed 1.125 g/t Au while its certified value is listed at 1.043 g/t Au. This results in a spread approximately 2.5 times the standard deviation for that standard, or 7.78%. This result is still within the lab's accepted 10 % precision.

One standard (#S656799) had insufficient material to get fire assayed. Sample S657031 was mis-labelled in the data base as a duplicate, it is in fact a standard OREAS 209 and is included here.

Blanks consisted of coarse crushed Quartzite purchased in 20-30 lbs pouches from the ALS assay lab in Val d'Or. This same material is used by the lab to clean their grinding equipment and has been repeatedly analyzed to ensure it is absence of gold.

A total of 55 blanks were sent for assays. They were inserted very frequently to minimize the potential of contamination, as visible gold was known to occur and could potentially smear at different stages in the sampling/analysis protocol. Blanks were therefore inserted in the sample stream after each occurrence of visible gold and after each section of potentially mineralized rock. In cases of highest potential mineralization, blanks were inserted in between each sample; blanks were also inserted after high grade standards. In extensive zones without obvious mineralization, approximately two blanks per 75 samples were inserted in the sample string.

Despite these precautions, blank sample #S656556 assayed 0.05 g/t Au. This sample came right after #S656555 which contained visible gold and assayed 14.05 g/t Au. Re-analysis of this sample gave a lower grade, at 0.028 g/t Au, but the fact that some gold was still detected confirms that there has been carryover from the previous sample in the sample preparation stage. The lab calculated the carry-over to be ῀0.1 % and indicated that they consider values <1 % as acceptable.

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

The next sample in the sequence, S656557, assayed 3.39 g/t Au, and it was itself followed by a blank (#S656558) that assayed below detection limit for gold, therefore indicating that at this point the sample stream was free of contamination. All the other blanks assayed less than the detection limit for gold (<0.005 g/t). All the lab blanks also assayed <0.005 g/t Au, for both gold analysis methods. A total of 120 blanks were analyzed by the lab, 57 of which were analyzed for gold.

A total of 47 field duplicates, consisting of quarter core, were sent for assay. This type of sample is an industry standard even though it does not conclusively test the lab accuracy, due to inherent nonhomogeneous distribution of gold in the core. But for this same reason, it can help characterize the distribution of the mineralization.

Most of the samples were at relatively low gold grade, only two of the samples were >0.5 g/t. Field duplicate analyses show several samples with variations of >10%, which can be expected for low grades. Therefore, such variability of samples assaying <0.05 g/t (SO ppb), or ten times the detection limit, is deemed inconclusive. One sample pair at medium grade (#S656597 at 1.050 g/t Au and #S656598 at 0.870 g/t Au) show relatively good reproducibility at 4.69 % difference between the two samples. Another pair (#S657442 at 0.055 g/t Au and S657443 at 0.218 g/t Au) shows poor reproducibility at 29.85 % difference indicating non-homogeneous gold distribution.

2018 campaign

Quality control samples were inserted in the sample stream at a frequency allowing regular analysis of approximately two standards (or certified reference materials), two blanks and one field duplicate per lab batch. This is in addition to the lab's own QAQC samples. A typical batch size comprises of approximately 75 samples.

A total of 175 standards, 175 blanks and 87 field duplicates were sent for assay, for a total of 437 QAQC samples.

Standards were inserted approximately every 33 samples. Specific selection of standards was based on the expected grade of neighboring samples. Most of the assay results were within 1 to 1.5 times their published standard deviation, well within accepted ranges.

Blanks consisted of coarse crushed Quartzite purchased in 20-30 lbs pouches from the ALS Canada laboratories in Val-d'Or. This same material is used by the lab to clean their grinding equipment and has been repeatedly analyzed to ensure it is absence of gold.

A total of 175 blanks were sent for assays. They were inserted very frequently to minimize the potential of contamination, as visible gold was known to occur and could potentially smear at different stages in the sampling/analysis protocol. Blanks were therefore inserted in the sample stream after each occurrence of visible gold and after each section of potentially mineralized rock. In cases of highest potential mineralization, blanks were inserted in between each sample; blanks were also inserted after high grade standards. In extensive zones without obvious mineralization, approximately two blanks per 75 samples were inserted in the sample string.

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

A total of 87 field duplicates, consisting of quarter core, were sent for assay. This type of sample is an industry standard even though it does not conclusively test the lab accuracy, due to inherent nonhomogeneous distribution of gold in the core. But for this same reason, it can help characterize the distribution of the mineralization.

8.3	2018 – 2019 Eastmain Resources Diamond Drilling

a)	Preparation Method

Samples intervals were recorded with red grease pencil on the drill core during logging. Each sample, generally a half metre or one metre in length whenever possible, was assigned a laboratory sample number for analytical purposes. Although most samples were restricted to a particular unit some intervals occasionally cross lithological boundaries to maintain consistent sampling intervals. Any intervals with sediments were sampled with one metre samples. Intervals displaying alteration, quartz flooding or veining, shearing and sulphide mineralization were sampled with half metre samples.

Drill core was split with a diamond-bladed tile saw. To prevent any contamination between split samples a concrete construction brick was cut between each sample interval. One-half of each core sample was consistently returned to the core box with a duplicate sample identifier tag. Core boxes were then cross piled on-site for future reference.

The other half of the split core was placed in a plastic sample bag with a corresponding duplicate sample tag as supplied by ALS lab and sealed with black electrical tape. The exterior of each plastic sample bag was also labeled with its sample number.

Sample bags were then placed into standard fiber rice shipping bags, which were also sealed for shipment with cable ties and fiber tape. Samples bags were sent to the lab securely.

b)	Method of analysis

Samples for the 2018-2019 drilling campaign were sent to ALS Minerals in Rouyn Noranda for preparation and then analyzed at the Vancouver facility. Rock sample preparation involved the entire sample being passed through a primary crusher to yield a crushed product in which 70% of the sample passes through a 2 mm (-10 mesh) screen. Some large samples require division of one or more size fraction into representative splits. The entire sample is transferred to a tray and then repeatedly passed through a riffle splitter until a split size of up to 1,000 g has been obtained. Sample reject is returned to its original package or, if necessary, to a more suitable container. The crushed sample split, up to 1,000 g, is ground using a ring mill pulverizer using a chrome steel ring set. All samples are pulverized to at least 85% of the ground material passing through a 75 μm screen.

Samples were assayed by Au-AA24, which is a gold analysis by fire assay and AAS finish, on 5O g nominal weight. Samples returning values >3 g/t Au, were re-assayed by Au-GRA22: Au by fire assay and gravimetric finish. All samples were also analyzed for a 48-element package by four acid digestion and ICP-AES and ICP-MS finish (ICP ME-MS61). Results are corrected for spectral interelement interferences.

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

c)	QAQC

Quality control samples were inserted in the sample stream. They inserted one of the three standards, one of the two blanks (brick or gravel) and field duplicate. Standards and blank were inserted into the core sampling sequence and underwent the same preparation and analysis as these.

Standards have different gold values and are Oreas 217 (0.337 g/t Au), 214 (3.03 g/t Au) and 220 (0.866 g/t Au) and are made by Ore & Research Exploration Pty Ltd (ORE), specialist in the development of certified materials of reference.

For this campaign:

-	Standards were attributed to the samples ending by 10, 40, 60, 90

-	Blanks to the samples ending by 00, 20, 50, 70

-	Samples terminated by 29 or 79 have a duplicate (sample’s number ending by 30 or 80).

QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and indicate good overall accuracy and precision.

For the Oreas 214, there is one outside value for the Au-AA24 analysis (#X470091). For the Oreas 214, there are two outside values for the gravimetric finish analysis (#X470091 and #X469140). For the Oreas 220, there is two outside values (#X463660 and #X470210). For the Oreas 217, there are five outside values (#X466840, #X467140, #X467190, #X468290, #X470340). Despite theses values, the overall values indicate a good accuracy and precision for the standards.

For the brick blanks, there is one outside value (# X467570) and for the gravel blanks, there are four outside values (#X462370, #X465426, #X465820, #X470070). Despite theses values, the overall values indicate a good accuracy and precision for the blanks.

8.4	2024 – Fury Gold Mines Diamond Drilling

a)	Preparation method

Core recovery is generally very good to excellent, allowing for representative samples to be taken and accurate analyses to be performed. Half-core samples, 0.5 m to 1.5 m long, were taken. The core was sampled along the entire length of each hole. Samples intervals were recorded with red grease pencil on the drill core during logging. Each sample was assigned a laboratory sample number for analytical purposes.

The sample is split along the cutting line and starting and stopping at the marked red arrows on the core. Place one half of the core in the bag and place the other half back in the core box with the cut face upwards. He/she is to place the sample end pieces (the core marked with red arrows) cut face side up, with the arrows pointing in the appropriate direction.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

Samples with native gold were identified. This was to make sure the core cutting blade was cleaned before and after each of these mineralized samples by cutting through a concrete block.

Split core samples were placed in fiber rice bags in batches and labelled for shipment to ALS laboratories (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. These sacks were sealed with cable ties and fiber tape and shipped by commercial transport companies directly to the lab. A control file, the laboratory sample dispatch form, includes the sample-bag numbers in each shipment. The laboratory sample dispatch form accompanies the sample shipment and is used to control and monitor the shipment. The lab sends a confirmation email with detail of samples received upon delivery.

The Fury sample preparation and analysis methodology flow sheet, with ALS method codes, is depicted graphically in Figure 8.

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

Fury Gold Mines - Eleonore south Project

2024 Diamond Drilling Sample Preparation and Analysis Flow Sheet

Drill core (0.5-1.5m)
Cut core
No duplicate
Duplicate collected
Return to core tray/box
1/2
1/2
~1/2
~1/2
Return to core tray/box
1 in 50
QAQC
Field Duplicate (2%)
CRM (5%) Blanks (5%)
Regular sample
Transportation to the ALS Lab Val d'Or, QC
PREP-31D
Crushing 90% < 2mm
Reminder stored as Coarse Reject
Splitting to 1kg
1 in 50
Crush Duplicate (2%)
Reminder of pulp stored
Pulverising to 85% < 75um
1 in 50
Pulp Duplicate (2%)
FA Aliquot (50g)
ME-ICP Aliquot (0.25g)
Insert CRM (5%)
If > 10 g/t Au
Au-AA24 50g Fire Assay AAS Finish
ME-MS61 48 Element by Four Acid and ICP-AES/ICP-MS
Au-GRA22 50g Fire Assay Gravimetric Finish
If < 10 g/t Au
To the secondary lab for sieving analysis and Au assay
Actlabs
Results are reported

Figure 9 - Fury Gold Mines - Sample preparation and analysis flow

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

All drilling assay samples were collected by Fury personnel. Once verified, samples were kept in the exploration camp.

Assay samples were collected by appropriately qualified staff at the laboratories. Sample security involved two aspects: maintaining the chain of custody of samples to prevent inadvertent contamination or mixing of samples and rendering active tampering as difficult as possible.

d)	Method of analysis

All sample from 2024 drilling campaign were sent to ALS Lab in Rouyn-Noranda, Val d’Or, QC, and Sudbury, ON for preparation and analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 3 ppm Au the assay was repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22).

QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed. True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

e)	QAQC

Quality Control (QC) samples are introduced into the sample stream at a rate of 5% for both blank samples and CRM samples. Field duplicates in the form of quarter sawn core samples, are introduced into the sample stream at a rate of 1 in 50 samples.

Standards have different gold values and are Oreas 250b (0.32 g/t Au), 230 (0.337 g/t Au) and 256b (7.84 g/t Au) and are made by Ore & Research Exploration Pty Ltd (ORE), specialist in the development of certified materials of reference.

Standards and blank were inserted into the core sampling sequence and underwent the same preparation and analysis as these. Coarses blank (silica blank) were inserted also, to verify the crushing and preparation. Duplicates were inserted also to have an estimation of the reproducibility linked to the uncertainties inherent in the analysis method and the homogeneity of the pulps.

For this campaign:

-	Standards were attributed to the samples ending by 13, 53 and 93

-	Blanks to the samples ending by 33 and 73

-	Duplicates were introduced at a rate of 1 in 50 samples (preferentially in mineralized areas).

In mineralized areas or likely to have high contents of gold, a blank was added to clean and estimate the potential contamination. Moreover, each mineralized areas must have a standard if none is present following the previous distribution.

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

8.5	Summary

In the opinion of The Author, the logging, sampling, assaying, and chain of custody protocols practiced through the history of the Project meet or exceed industry standards. The drill programs have been configured and carried out in a manner that is appropriate for the geometry of the known mineralization. Drill holes are oriented perpendicular to strike and aimed to intersect the zones at an angle generally greater than 45°. As such, the samples should be representative of the mineralization as it is presently known.

The Author has reviewed the QC reports and files, as well as the laboratory procedures undertaken and conclude that the QC program for the Project is sufficient to support the current level of exploration. QC sample failures were dealt with on a case-by-case basis and were documented with commentary in the Dispatch Returns table within the database.

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

9	Data Verification

9.1	Site Inspection

The Author has been involved in all exploration programs on the Project since 2020 and was last on-site August 2024.

9.2	Database Verification

Comprehensive data verification was performed by Fury Gold Mines. These included checks against original data sources, standard database checks such as from/to errors and basic visual checks for discrepancies with respect to topography and drillhole deviations.

The Author has been personally involved in the integration and merging of the historical drill data into the current database. This work included relogging of historical holes to provide consistency of logging codes across all generations of drilling, as well as spot checks of drill core versus drill logs to verify the geologic model. During this process sample intervals were verified. Lastly, the assay database was compared to original assay certificates. No errors were found within the geologic or assay databases.

9.3	2020 through 2024 Quality Assurance and Quality Control

Exploration work completed by Fury was conducted using documented procedures and protocols involving extensive exploration data verifications and validation. During drilling, experienced Fury geologists implemented industry standard best practices designed to ensure the reliability and trustworthiness of the exploration data.

Fury monitored the analytical quality control data on a regular basis. Failures of quality control samples were investigated, and appropriate actions taken, including re-assaying of samples within batches containing a failure. Results from re-assayed batches replace the original assay of the failed batch.

Fury’s internal QA/QC procedures include the insertion of Certified Reference Materials (CRMs), field blanks and duplicates representing a minimum of 7% of samples assayed. When visible gold was observed additional CRMs and blanks were inserted immediately following the suspected high-grade to test lab contamination.

Analytical results for duplicate samples were reviewed and compared for any extreme outliers. Given the highly variable nature of gold mineralization duplicate analyses were used qualitatively to determine the degree of variance within the particular prospect being drilled.

9.3.1	Certified Reference Material

Internal Certified Reference Materials (CRMs) were inserted into the sample stream at a rate of 3%. The tolerance limits for accuracy were considered to be two standard deviations above or below the expected value. CRMs returning values outside of the defined tolerance limits were marked as failed and Fury requested the analytical laboratory to re-assay the analytical batch that contained the failed standard. The CRMs utilized during Fury’s drilling programs are Oreas 230 (certified value of 0.337 ppm), Oreas 250b (certified value of 0.332 ppm) and Oreas 256b (certified 7.84 ppm).

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

9.4	Conclusions

It is the opinion of The Author that the data verification and QA/QC procedures implemented by Fury and its predecessor operators of the Project meet or in most cases exceed industry best practices. The Éléonore South Project has seen consistent implementation of these practices from early in the Project’s history.

Since acquiring the Project, Fury has implemented strict scrutiny of the QA/QC results and has dealt with any notable issues directly with the analytical laboratory in a timely fashion.

The geological and assay databases are well maintained and the current protocols in place should ensure the database remains reasonably error free. The database in its present form is suitable for use in a Mineral Resource Estimation.

10	Mineral Processing and Metallurgical Testing

There has been no metallurgical testing completed on the Éléonore South project.

11	Mineral Resource Estimate

There are no Mineral Resource Estimates for the Éléonore South Project.

12	Mineral Reserve Estimates

Due to the early stage of the Project there are no mineral reserve estimates.

13	Mining Methods

Due to the early stage of the Project no studies regarding mining methodology have been completed.

14	Processing and Recovery Methods

Due to the early stage of the Project no studies regarding recovery methods have been completed.

15	Infrastructure

Due to the early stage of the Project no studies regarding the required infrastructure for future development have been completed.

16	Market Studies

Due to the early stage of the Project no Market studies have been completed.

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

17	Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups

Due to the early stage of the Project this section is not applicable.

18	Capital and Operating Costs

Due to the early stage of the Project this section is not applicable.

19	Economic Analysis

Due to the early stage of the Project this section is not applicable.

20	Adjacent Properties

20.1	Cheechoo Project – Sirios

The northeast side of the Éléonore South Property is adjacent to The Cheechoo Project held by Sirios. In July 2022 Sirios mandated BBA Inc. (BBA) to perform a Mineral Resources Estimate (MRE) on the Cheechoo gold deposit host by the Cheechoo Tonalite. The updated resource estimate based on an open pit development model, includes indicated resource of 1.4 million ounces of gold contained in 46.3 million tonnes at an average grade of 0.94 g/t Au, and an inferred resource of 0.5 million ounces of gold contained in 21.1 million tonnes at an average grade of 0.73 g/t Au (see Sirios 2022, December 06th News Release).

Table 16 - Conceptual pit-constrained Indicated and Inferred Resource Estimate for the Cheechoo Project

	Indicated			Inferred
Cut-off Grade	Tonnage	Au	Au	Tonnage	Au	Au
(Au g/t)	(Mt)	(g/t)	(oz)	(Mt)	(g/t)	(oz)
0.35	46.3	0.94	1,404,000	21.1	0.73	494,000

20.2	Éléonore Mine – Newmont

The northwest side of the Éléonore South Property is adjacent to the Éléonore Mine Project held by Newmont. The Éléonore Mine is host of the Roberto Gold Deposit. The mine is an underground operation and started its activity in 2015. Newmont state an annual production of 215 Koz. Gold comes from the Roberto Deposit, which is marked by complex folding and faulting. To this day, the Roberto ore deposit is still open down plunge. The ore is mined from four horizons using sill and stope techniques, then processed on site using a conventional circuit that includes crushing, grinding, gravity, flotation and cyanidation (Newmont Website).

21	Other Relevant Data and Information

The Author is not aware of any additional data or information available for disclosure.

December 31, 2024

Technical Report Summary on the Eleonore South Project, Quebec, Canada

22	Interpretation and Conclusions

The Éléonore South project is an early-stage exploration project with limited previous drilling and sampling completed. The drilling completed to date has confirmed the presence of a Reduced Intrusion Related Gold System (RIRGS) within the southern portion of the Cheechoo Tonalite. Additionally, surface work completed by Fury has identified several gold in soil anomalies and biogeochemical anomalies which all require additional follow up work.

23	Recommendations

Future exploration efforts should focus on the high-grade gold potential of the Cheechoo tonalite while also continuing to advance the identified gold in soil and biogeochemical anomalies to the drill ready stage. The recommended Phase 1 work program consists of a 5,000 – 6,000 m drilling program targeting the robust Eleonore style gold targets identified through the biogeochemical sampling program. The Phase 1 program is estimated to cost approximately $3.1 million (Table 18).

The Phase 2 exploration program will be drill intensive. An additional 10,000 – 20,000 m of diamond and reverse circulation drilling should be completed to follow up on the results from the phase 1 program as well as within the Cheechoo Tonalite to determine if sufficient continuity of gold mineralization is present to prepare a maiden mineral resource estimate. The Phase 2 program is estimated to cost between $7.5 and $10 million (Table 18).

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

Table 17 - Recommended Work Programs for 2025 and beyond

Phase 1
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	500,000
Assaying	Sampling and Analytical	400,000
Drilling	Diamond Drilling (5,000m at $150/m)	750,000
Land Management	Consultants. Assessment Filing, Claim maintenance	5,000
Community Relations	Community Tours, Outreach	10,000
Information Technology	Remote site communications and IT	5,000
Safety	Equipment, Training and Supplies	5,000
Expediting	Expediting	7,500
Camp Costs	Equipment, Maintenance, Food, Supplies	200,000
Freight and Transportation	Freight, Travel, Helicopter	600,000
Fuel		250,000
General and Administration		100,000
Sub-total		2,873,500
Contingency (10%)		287,350
Total		3,121,250

Phase 2
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,250,000
Drilling	Diamond Drilling (10,000 - 20,000m)	2,000,000
Assaying	Sampling and Analytical	1,000,000
Community Relations	Community Tours, Outreach	25,000
Information Technology	Remote site communications and IT	10,000
Safety	Equipment, Training and Supplies	125,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	550,000
Freight and Transportation	Fright, Travel, Helicopter	1,500,000
Fuel		600,000
General and Administration		250,000
Sub-total		7,460,000
Contingency (10%)		746,500
Total		8,206,000

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

24	References

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

Goutier J., Dion c., Oullette M.C.., Davis D.W.., David J., Parent M. (2002). Géologie de la région du lac Guyer (33G/05, 33G/06 ET 33G/11), Géologie Québec, RG 2001‐15.

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Kendle, F.R., Tolhurst, J., (2007). Éléonore South Project, Report on exploration activities in 2006 for Eastmain Resources Inc., Vol. 1, NI 43-101 Report, 2,642 pages. GM 63371

Kendle, F.R., Tolhurst, J., Perkins, M. (2008). Report on exploration activities in 2007, Éléonore South Project, Eastmain Resources. 1,337 pages. GM 64030

Kendle, F.R., (2009). Éléonore South Project, Report on 2008 drill program for Eastmain Resources Inc., NI 43-101 Report, Vol. 1 of 7). 1,590 pages. GM 64367

Marleau, R.A., (1979). Etude préliminaire du potentiel en minéraux industriels et certains métalliques du territoire. SDBJ. 128 pages. GM 38167

Morfin, S., Sawyer, E., Bandyayera, D., (2013). Large volumes of anatectic melt retained in granulite facies migmatites: An injection complex in northern Québec. Lithos 168: pp. 200-218.

Morfin, S., Sawyer, E.W., Bandyayera, D., (2014). The geochemical signature of a felsic injection complex in the continental crust: Opinaca Subprovince, Québec. Lithos 196: pp. 339-355.

Moukhsil, A., Legault, M., Baily, M., Doyon, J. Sawyer, E., Davis, D.W., (2003). Synthèse géologique et metallogénique de la ceinture de roches vertes de la Moyenne et Basse-Eastmain (Baie James). MERN. 57 pages. ET 2002-06

Parent M (2011) Compilation géochronologique U-Pb des sous-provinces d'Ashuanipi, d'Opinaca, d'Opatica et de La Grande, GM65524

Percival, J.A., Mortensen, J.K., Stern, R.A., Card, K.D.,Begin, N.J., (1992). Giant granulite terrane of northeastern Superior Province: The Ashuanipi Complex and Minto block; Canadian Journal of Earth Sciences, volume 29, pages 2287-2308.

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

Percival, J.A., Skulski, T., Sanborn-Barrie, M., Stott, G.M., Leclair, A.D., Corkery, M.T., Boily, M., (2012). Geology and tectonic evolution of the Superior Province, Canada. Tectonic Styles in Canada: The LITHOPROBE Perspective. Edited by JA Percival, FA Cook, and RM Clowes. Geological Association of Canada Special Paper 49: pp. 321-378.

Piché M., (2022). Rapport de travaux de sondage au diamant sur la propriété Éléonore-Sud, Baie-James -2018-2019. GM 73121

Ravenelle, J.-F., Dubé, B., Malo, M., Mcnicoll, V., Simoneau, J., (2010). Insights of the geology of the World-class Roberto gold deposit, Eleonore property, James Bay, Québec. Geological Survey of Canada, Current Research 2010-1

Ravenelle J-F (2013) Amphibolite facies gold mineralization: an exemple from the Roberto deposit, Eleonore property, James Bay, Quebec, Université du Québec, Institut national de la recherche scientifique, 325 pages.

Reed, L. (2007). Report on Exploration Activity in 2007 VTEM interpretation and mineralogy. GM 64032

Remick, J.H., (1976). Wemindji area (Municipalité de la Baie James) - Preliminary report. DPV 446. 57 pages.

Richard, P.L., Evangelista, D., Ford K., (2022). Mineral Resource Estimate Update for the Cheechoo Project, Eeyou Istchee James Bay, Québec, Canada, dated July 20, 2022. Prepared by BBA for Sirios Resources Inc. 213 pages.

Robinson, D., and Tolhurst, J. (2011). Report on 2010 Drill and Mapping Programs, Éléonore South Project, Eastmain Resources. 3,377 pages. GM 65891

Robinson, D. (2014). Evaluation of 2012 LIDAR Surveys, Clearwater, Éléonore South and Reservoir blocks. GM 68093

Sawyer, E.W., and Barnes, S.-J., (1994). Thrusting, magmatic intraplating, and metamorphic core complex development in the Archaean Belleterre-Angliers Greenstone Belt, Superior Province, Quebec, Canada: Precambrian Research, v. 68, p. 183-200.

Simard, M., Gosselin, C., (1999). Géologie de la région du Lac Lichteneger. MERN. 26 pages. RG 98-15.

Taner, M. (2007). Report on the Petrographic and Mineralogical Study of Samples from the Opinaca Area. GM 64033

Tremblay, M., Marleau, R.A., (1973). Etude de la géologie et du potentiel minéral du territoire de la Baie James. SDBJ. 1,146 pages. GM 34001

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

Turgeon, D., Comeau, M-J., Mailloux J., Rheaume Ouellet, A., McGuinty, B., (2019). Summary of 2019 Exploration Field Work, Éléonore South Joint-Venture. GM 73381

Wodicka N, Lamothe D, Leclair A (2009). Géochronologie U-Pb du Projet Ashuanipi, Ministère des Ressources naturelles.

Azimuth News release

November 24, 2003, Azimut stakes seven Au and Ni-Cu-PGE exploration projects in Quebec following mineral potential modeling of two regions.

November 22, 2004. Azimut increases its holdings near the Éléonore Gold Discovery.

March 30, 2005. Azimut and Eastmain sign agreements for two claim blocks near the Éléonore gold discovery in James Bay, Quebec.

April 27, 2006. Azimut signs a Three-Way Joint Venture with Goldcorp and Eastmain for the Éléonore South Property, James Bay.

25	Reliance on Information Provided by the Registrant

The author as a full time employee of the Registrant, Fury, does not claim reliance on any other party with respect to the information provided or the opinions expressed herein, having reviewed, and found satisfactory such corporate and other documentation as deemed necessary to assume responsibility for such information and opinions as are expressed herein.

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Technical Report Summary on the Eleonore South Project, Quebec, Canada

26	DATE AND SIGNATURE PAGE

This report entitled “S-K 1300 Technical Report Summary on the Eleonore South Project, Quebec, Canada” with an effective date of March 20, 2025 was prepared and signed by:

Signed:

Valerie Doyon, P. Geo.
Senior Project Geologist, Fury Gold Mines Limited

December 31, 2024

Appendix 1 –Eleanore South Claims List